


# PROXY STATEMENT AND 2003 ANNUAL REPORT TO SHAREHOLDERS




Carrington®
LABORATORIES INC

P.E. 12-31-03



April, 2004

To Our Valued Shareholders,

We are pleased to report significant changes that occurred in our Company during 2003. These changes enabled us to record revenues of $29.1 million and to show a significant reduction in our loss versus the previous year, even with continued spending on development of our DelSite subsidiary's promising new drug delivery system.

Core Business Performance

Revenues for 2003 rose 61% to $29.1 million, compared to $18 million in 2002. Sales of Manapol® powder increased 76% to $11.5 million, from $6.5 million in 2002. The Company achieved $9.1 million in Specialty Manufacturing services including formulation, product development, kitting and assembly, and nutritional product sales, as a result of a substantial increase in new customers and in manufacturing improvements.

One of our goals for 2003 was to stabilize Medical Services revenues. These revenues, including royalties from the Company's licensing and distribution agreement with Medline Industries, Inc., and sales of product to Medline, stabilized and showed a slight increase from $8.4 million to $8.5 million. Another goal was to reduce our losses. In 2003, losses dropped from $3.4 million, or 34 cents per diluted share in 2002, to $1.5 million, or 15 cents per diluted share. Excluding DelSite expenses, the Company would have reported net income of $1.3 million for 2003.

Internationally, the Company grew as a key customer, Recordati, S.p.A., re-launched a Carrington developed product, Alomed™ hydrogel wound dressing, for the consumer market. The Company also validated equipment in Costa Rica and started production of the SaliCept® patch for aphthous ulcers and extraction sites. This product is also marketed by Recordati under the brand name Alovex™.

Specialty Manufacturing and raw material sales continue to grow. The Custom Division of Creative Beauty Innovations, Inc., acquired in December 2002, was fully integrated into our operations. Our plant in Costa Rica received ISO certification and was able to satisfy the growth of our nutraceutical raw material Manapol®. Costa Rica also modified procedures to produce kilogram quantities of CR1013, the raw material for DelSite's use in drug delivery development. We improved our manufacturing capacities, made additional investments to enhance production capabilities, and upgraded our computer system, which helped improve efficiencies and meet higher standards for manufacturing. Operationally, 2003 was an exciting year.

DelSite Biotechnologies, Inc.

The Company's DelSite Biotechnologies, Inc. subsidiary remains focused on two key drug delivery routes: intranasal and injectable. DelSite made excellent progress in developing the intranasal GelVac™ delivery platform in 2003. Steady progress was also made with our injectable delivery platform, GelSite™. Our decision to internally fund DelSite continues to offer rewards to our shareholders and excites and motivates our people. This was accomplished with an investment of $2.8 million during 2003, a 47% increase from the previous year.

DelSite continued to secure our discoveries and technology platforms with domestic and international patent protection. We are especially happy to report that that the National Institute of Allergy and Infectious Diseases funded DelSite's Small Business Innovation Research (SBIR) Biodefense Grant application. This grant is for up to $888,000 over two years. Since this grant application was reviewed by 18 prominent scientists in the field before approval, this award gives further validation to our platform technology.

New Directors

In 2003, we welcomed two new directors to our board: The Honorable Edwin Meese, III, former U.S. Attorney General under President Ronald Reagan, and General Ronald R. Blanck, D.O., retired Lieutenant General, former Surgeon General of the U.S. Army and former Commanding General of the Army Medical Command. We believe these gentlemen will prove to be important additions to our board.

Outlook

Carrington's 2003 objectives were to grow the top line at a double digit pace, reduce the Company's loss, and improve manufacturing efficiencies. We met these stated objectives and saw our stock price rebound. In 2004, we will continue to build on our core strengths in research, product development and manufacturing, and move forward with a business model that leverages our operational improvements.

For the future, our goal is to grow the top line, further refine processes to yield better margins, reduce our loss, and support the Company's ever changing business. We will also continue to fund DelSite and this exciting technology. Additionally, we will seek untapped markets for our raw materials and finished products, both domestically and internationally.

Our Board, Management Team, and employees are committed to growing our business by identifying new opportunities in 2004 and beyond. We thank you for your interest and continued support.

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer

George DeMott
Chairman of the Board

# NOTICE OF ANNUAL MEETING

# AND

# PROXY STATEMENT

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## To Be Held On May 20, 2004

NOTICE is hereby given that the annual meeting of shareholders of CARRINGTON LABORATORIES, INC. (the "Company") will be held on May 20, 2004, at 8:30 a.m., local time, at the Las Colinas Country Club, 4900 North O'Connor Boulevard, Irving, Texas 75062, for the following purposes:

(1) To elect two persons to serve as directors of the Company for terms expiring at the annual meeting of shareholders in 2005, and to elect two persons to serve as directors of the Company for terms expiring at the annual meeting of shareholders in 2007;

(2) To consider and vote upon a proposal to approve amendments to the Company's Employee Stock Purchase Plan to increase the aggregate number of shares of Common Stock issuable under the plan from 1,000,000 to 1,250,000 shares;

(3) To consider and vote upon a proposal to approve the Company's 2004 Stock Option Plan to replace the Company's 1995 Stock Option Plan; and

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 22, 2004 are entitled to notice of and to vote at the meeting or any adjournment thereof. A record of the Company's activities during 2003 and financial statements for the fiscal year ended December 31, 2003 are contained in the accompanying 2003 Annual Report.

*You are urged, whether or not you plan to attend the meeting in person, to mark, sign and date the enclosed proxy and return it promptly in the accompanying envelope.* If you do attend the meeting in person, you may withdraw your proxy and vote in person. The prompt return of proxies will assure the representation of sufficient shares to take the actions described above and save your Company the expense of further solicitation.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 13, 2004

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300

# PROXY STATEMENT

## For Annual Meeting of Shareholders To Be Held On May 20, 2004

This Proxy Statement is furnished to the shareholders of Carrington Laboratories, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the annual meeting of shareholders to be held on May 20, 2004. Proxies in the form enclosed will be voted at the meeting if properly executed, returned to the Company prior to the meeting and not revoked. A proxy may be revoked at any time before it is voted by giving written notice or a duly executed proxy bearing a later date to the President of the Company, or by voting in person at the meeting.

The approximate date on which this Proxy Statement and the accompanying proxy are first being sent to shareholders is April 28, 2004.

## OUTSTANDING CAPITAL STOCK

The record date for the determination of shareholders entitled to notice of and to vote at the annual meeting is March 22, 2004 (the "Record Date"). At the close of business on the Record Date, the Company had 10,519,316 shares of Common Stock, $.01 par value ("Common Stock"), issued and outstanding and entitled to vote at the meeting.

## ACTION TO BE TAKEN AT THE MEETING

Shares of Common Stock represented by a validly executed proxy in the accompanying form, unless the shareholder otherwise specifies in the proxy, will be voted (i) for the election of the persons named as nominees under the caption "Election of Directors" as directors of the Company, (ii) for the proposal to approve an amendment to the Company's Employee Stock Purchase Plan to increase the aggregate number of shares of Common Stock issuable under that plan from 1,000,000 to 1,250,000 shares, and (iii) for the proposal to approve the Company's 2004 Stock Option Plan to replace the Company's 1995 Stock Option Plan.

Where shareholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. If any other matter or business is brought before the meeting or any adjournment thereof, the proxy holders may vote the proxies at their discretion. The directors do not know of any such other matter or business to be presented for consideration at the meeting.

## QUORUM AND VOTING

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date is necessary to constitute a quorum at the annual meeting. In deciding all questions, a holder of Common Stock is entitled to one vote, in person or by proxy, for each share held in such holder's name on the Record Date.

## PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of March 31, 2004, unless otherwise indicated, with respect to the shareholders known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company, based on the information available to the Company on such date. Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to all shares indicated as being beneficially owned by such shareholder.

| Beneficial Owner | Shares of Common Stock Beneficially Owned | Percent of Class |
|---|---|---|
| Thomas J. Marquez<br>c/o Carrington Laboratories, Inc.<br>2001 Walnut Hill Lane<br>Irving, Texas 75038 | 925,908(1) | 8.8% |

(1) Includes 39,300 shares held in a trust controlled by Mr. Marquez and 130,100 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

## REQUIRED AFFIRMATIVE VOTE AND VOTING PROCEDURES

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The four nominees who receive a plurality of the votes cast by shareholders present or represented by proxy at the annual meeting, and entitled to vote on the election of directors, will be elected as directors of the Company. Thus, any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have no effect on the election of directors.

The Company's Bylaws provide that the vote required to approve matters other than the election of directors is the affirmative vote of the holders of a majority of the shares entitled to vote on the matter and present or represented by proxy at the meeting. The shares represented by a broker non-vote (or other limited proxy) as to the proposals to approve the amendment to the Company's Employee Stock Purchase Plan and to approve the Company's 2004 Stock Option Plan, will not be entitled to vote on those proposals at the meeting and therefore will not be considered a part of the voting power present with respect to such proposals. Thus, the effect of such non-votes with respect to any of such proposals will be to reduce the number of affirmative votes required to approve the proposal and the number of negative votes required to block such approval. Abstentions with respect to any of such proposals will effectively count as a vote against such proposal.

## ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company's operations will be governed by the Board of Directors, which is elected by the shareholders. The Company's Board of Directors is divided into three classes with staggered three-year terms. All directors of one class hold their positions until the annual meeting of shareholders at which the terms of the directors in such class expire and their respective successors are elected and qualified, or until their earlier death, resignation, disqualification or removal from office. The Company's Bylaws provide that the number of directors shall not be less than five nor greater than nine, and the exact number of directors that shall constitute the Board of Directors shall be fixed from time to time by resolution of the Board. The Board of Directors has determined that the number of directors will be seven.

At the meeting, four directors will be elected. All duly submitted and unrevoked proxies will be voted for the nominees selected by the Board of Directors, except where authorization to so vote is withheld. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the Board.

The Board of Directors has nominated Thomas J. Marquez and Selvi Vescovi for election as directors at the annual meeting, to serve three-year terms expiring at the annual meeting of shareholders in 2007. Mr. Marquez and Mr. Vescovi are currently directors of the Company, with terms expiring at the 2004 annual meeting, and each has consented to serve as a director if elected.

The Board of Directors has also nominated Ronald R. Blanck, D.O. and Edwin Meese, III for election as directors at the annual meeting to serve one-year terms expiring at the annual meeting of shareholders in 2005 and each has consented to serve as a director if elected. Dr. Blanck and Mr. Meese were appointed to the Board of Directors subsequent to the Company's 2003 annual meeting of shareholders, in accordance with the Company's Bylaws. In order to keep the number of directors constituting each class as equal as possible, the Board of Directors has nominated Dr. Blanck and Mr. Meese for election to one-year terms. The Board of Directors expects to nominate Dr. Blanck and Mr. Meese for election as directors at the annual meeting of shareholders in 2005 to serve three-year terms expiring in 2008.

The other three directors of the Company have been elected to terms that do not expire at the 2004 annual meeting. R. Dale Bowerman is currently serving a term expiring in 2005, and George DeMott and Carlton E. Turner, Ph.D., D.Sc. are currently serving terms expiring in 2006.

Information as of March 31, 2004 about all seven directors of the Company, including the current nominees, is set forth in the following paragraphs.

R. DALE BOWERMAN, 64, has served as a director of the Company since January 1990. Mr. Bowerman was President and Chief Executive Officer of Southwest Health Alliances, L.L.C. from May 1994 until his retirement in October 1997. From 1973 to April 1994, he was Chief Financial Officer of High Plains Baptist Health Systems, a nonprofit hospital system.

GEORGE DEMOTT, 71, has served as a director of the Company since May 1990 and Chairman of the Board since April 1995. He has been an independent business consultant since 1987. From 1963 to 1987, Mr. DeMott held various positions with American Home Products Corporation, a worldwide marketer of pharmaceuticals, over-the-counter drugs and household products, serving as Group Vice President from 1978 to 1987. From 1964 to 1978, Mr. DeMott was with the Whitehall Laboratories Division of that corporation, and he served as President of that division from 1974 until 1978.

THOMAS J. MARQUEZ, 65, has served as a director of the Company since August 1987. In addition, from August 1987 until May 1990, Mr. Marquez was Chairman of the Board and Chief Executive Officer of the Company. From 1965 to 1979, Mr. Marquez was an officer of Electronic Data Systems, Inc., a computer services company, and he served as a director of that corporation from 1965 to 1984. Since his resignation as an officer of Electronic Data Systems, he has been engaged primarily in personal investment activities and a number of public service projects. Mr. Marquez is also a director of Aquinas Funds, Inc.

CARLTON E. TURNER, Ph.D., D.Sc., 63, has served as a director of the Company since May 1989 and as President and Chief Executive Officer of the Company since April 1995. In addition, from January 1994 to November 1994, Dr. Turner was Executive Vice President of the Company, and from November 1994 to April 1995, he was Chief Operating Officer of the Company. He was President and Chief Executive Officer of Princeton Diagnostic Laboratories of America, Inc., a biomedical and pharmaceutical testing laboratory, from 1987 through May 1993. He also served as a director of that corporation from 1987 to January 1994. From 1981 through 1987, he was Director of the Drug Abuse Policy Office of the

White House, President Reagan's principal advisor on drug abuse policy. From 1970 to 1981, Dr. Turner was a research professor and director of the Research Institute of Pharmaceutical Sciences at the University of Mississippi School of Pharmacy. Dr. Turner serves as a director of Tutogen Medical, Inc., a publicly traded company.

SELVI VESCOVI, 73, has served as a director of the Company since May 1989. He served as Chairman of the Board from May 1990 to April 1995 and as interim President and Chief Executive Officer of the Company from March 1995 to April 1995. Mr. Vescovi was employed by The Upjohn Company ("Upjohn"), a manufacturer of human pharmaceuticals and pharmaceutical chemicals, in various capacities from 1954 until his retirement in 1988 from his positions as Corporate Vice President of Upjohn, a position he had held since 1977, and President and General Manager of Upjohn International, Inc., the subsidiary of Upjohn responsible for international operations. He had held the latter position since 1985. Following his retirement, Mr. Vescovi served as Adjunct Professor, International Management, at Western Michigan University from 1988 to 1993 and as a member of the Advisory Board of the College of Business Administration of the University of South Carolina from 1988 to 1994.

RONALD R. BLANCK, D.O., 62, has served as director of the Company since June 2003. Dr. Blanck, a retired U.S. Army Lt. General, has been the president of the University of North Texas Health Science Center at Fort Worth since August 2000 where he oversees a growing academic health center that includes the Texas College of Osteopathic Medicine, Graduate School of Biomedical Sciences and School of Public Health. Dr. Blanck is a graduate of the Philadelphia College of Osteopathic Medicine and is board certified in internal medicine. He began his military career in 1968 as a medical officer and battalion surgeon in Vietnam. He retired 32 years later as the Surgeon General of the U.S. Army and commander of the U.S. Army Medical Command with more than 46,000 military personnel and 26,000 civilian employees throughout the world.

EDWIN MEESE, III, 72, has served as director of the Company since June 2003. Mr. Meese holds the Ronald Reagan Chair in Public Policy at The Heritage Foundation, a Washington-based public policy research and education institution where he also serves as Chairman of the Center for Legal and Judicial Studies. Additionally, he is a Distinguished Visiting Fellow at the Hoover Institution, Stanford University, California, and a Distinguished Senior Fellow at The University of London's Institute of United States Studies. In addition, Mr. Meese lectures, writes and consults throughout the United States on a variety of subjects. Mr. Meese served as the 75$^{th}$ Attorney General of the United States from February 1985 to August 1988. From January 1981 to February 1985 he held the position of Counsellor to the President. As Attorney General and as Counsellor, Mr. Meese was a member of the President's Cabinet and the National Security Council. He served as Chairman of the Domestic Policy Council and of the National Drug Policy Board. During the 1980 Presidential campaign, Mr. Meese served as Chief of Staff and Senior Issues Advisor for the Reagan-Bush Committee. Formerly, Mr. Meese served as Governor Reagan's Executive Assistant and Chief of Staff in California from 1969 through 1974 and as Legal Affairs Secretary from 1967 through 1968. Before joining Governor Reagan's staff in 1967, Mr. Meese served as Deputy District Attorney in Alameda County, California. From 1977 to 1981, Mr. Meese was a professor of Law at the University of San Diego, where he also was Director of the Center for Criminal Justice Policy and Management. In addition to his background as a lawyer, educator and public official, Mr. Meese has been a business executive in the aerospace and transportation industry, serving as Vice President for Administration of Rohr Industries, Inc. in Chula Vista, California. He left Rohr to return to the practice of law, engaging in corporate and general legal work in San Diego County. Mr. Meese is a graduate of Yale University, Class of 1953, and holds a law degree from the University of California at Berkeley. He is a retired Colonel in the United States Army Reserve. He is active in numerous civic and educational organizations and is the Chairman of the governing board of George Mason University in Northern Virginia.

**The Board of Directors recommends that shareholders vote FOR the election of Thomas J. Marquez, Selvi Vescovi, Ronald R. Blanck, D.O., and Edwin Meese, III as directors of the Company.**

## PROPOSAL TO AMEND EMPLOYEE STOCK PURCHASE PLAN

### Introduction

At the annual meeting in 1993, the shareholders of the Company approved the adoption of the Carrington Laboratories, Inc. Employee Stock Purchase Plan (the "Purchase Plan"). Later in 1993, the Board adopted, and in 1994 the shareholders approved, the first amendment to the Purchase Plan. Additional amendments to the Purchase Plan were adopted by the Board in 1995, and no shareholder approval of those amendments was required or sought. At the annual meeting in 2001, the shareholders of the Company approved an additional amendment to the Purchase Plan. A copy of the Purchase Plan as currently in effect is attached to this Proxy Statement as Appendix A. The description in this Proxy Statement of the Purchase Plan is intended solely as a summary, does not purport to be complete, and is qualified in its entirety by the full text of the Purchase Plan as set forth in Appendix A.

### Purchase Plan Amendments

On March 12, 2004, the Board of Directors adopted an amendment to the Purchase Plan (the "Purchase Plan Amendment"). The Purchase Plan Amendment amends Section 3 of the Purchase Plan to increase the maximum number of shares of Common Stock issuable under the Purchase Plan from 1,000,000 to 1,250,000 shares. Through March 31, 2004, a total of 885,656 shares of Common Stock have been purchased under the Purchase Plan. The purpose of increasing the number of shares covered by the Purchase Plan is to enable the Company to continue to sell shares of its Common Stock to its employees on terms that are advantageous to them, and thereby to attract and retain desirable employees, encourage them to own shares of the Company's Common Stock, increase their personal interest in the Company's success and progress, and provide them with an additional incentive to enhance the value of the Company's Common Stock.

Shareholders of the Company will be asked to approve the Purchase Plan Amendment at the annual meeting to be held on May 20, 2004. The Purchase Plan Amendment will not be effective unless approved by the shareholders. If the shareholders approve the Purchase Plan Amendment, the amendment so approved will become effective on the date of that approval.

The closing sales price of the Company's common stock on March 31, 2004, as reported by Nasdaq, was $4.25 per share.

### Description of the Purchase Plan as Currently in Effect

Each full-time employee, including any officer, of the Company or its participating subsidiaries is eligible to participate in the Purchase Plan. For this purpose, a full-time employee is one whose customary employment is for more than 20 hours per week and for more than five months in any calendar year. Directors who are not employees of the Company are not eligible to participate in the Purchase Plan. As of March 31, 2004, approximately 258 persons were eligible to participate in the Purchase Plan, and 44 employees were participating. Each eligible employee who elects to participate in the Purchase Plan on or before any January 1, April 1, July 1 or October 1 (a "quarterly enrollment date") becomes a participant on that quarterly enrollment date and remains a participant until his or her participation is terminated. A participant may elect to contribute to the Purchase Plan during any year, through regular payroll deductions, not more than 10% nor less than 1% of his or her base compensation, as determined in accordance with the provisions of the Purchase Plan.

The right of a participating employee to purchase shares of Common Stock under the Purchase Plan is referred to as an "option." An option is deemed granted to each participant on the later of January 1 of each year or the quarterly enrollment date on which the participant enrolled in the Purchase Plan (the "date of grant"). On the last business day of each month, each participant is deemed automatically to have exercised the current installment of his or her option, and the Company applies all the funds accumulated in the participant's account to the purchase from the Company of the largest possible number of whole shares of Common Stock. The purchase price of a share of a Common Stock purchased upon exercise of an installment of a Purchase Plan option is the lower of 85% of the Fair Market Value per share on the date of grant of the option or 85% of the Fair Market Value per share on the date on which the installment is deemed exercised. "Fair Market Value" is defined as the closing sales price of the Common Stock on the date in question, as reported on Nasdaq.

No participant may be granted an option allowing the employee to purchase shares under the Purchase Plan (and any employee stock purchase plan of an affiliate of the Company) at a rate that exceeds $25,000 in Fair Market Value (determined at the time an option is granted) for each calendar year. In addition, no participant may be granted an option under the Purchase Plan if he or she would, immediately after the grant, own stock (including the stock purchasable under the option) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary corporation of the Company.

A participant may change his or her payroll deduction amount up to three times in respect of each year by delivering a new payroll deduction authorization form to the Company. Participants may withdraw from participation in the Purchase Plan at any time. Upon withdrawal, the balance in the participant's withholding account and any shares being held in custody for him or her are delivered to the participant. After an employee's participation in the Purchase Plan has been terminated, he or she may re-enroll as of any subsequent quarterly enrollment date on which he or she is an eligible employee, except that an employee will not be permitted to re-enroll until a quarterly enrollment date that is at least six months after the date of his or her withdrawal from the Purchase Plan.

If an employee terminates employment with the Company for any reason, the employee will no longer be a participant in the Purchase Plan, the unexercised portion of any option held by the employee under the Plan will be deemed cancelled, the balance of the employee's withholding account and any shares being held in custody will be returned to the employee (or, in the event of the employee's death, to the executor or administrator of his or her estate) and he or she will have no further rights under the Purchase Plan. Transfers of employment among the Company and its affiliates and approved leaves of absence not exceeding 90 days will not be considered terminations of employment for purposes of the Purchase Plan.

Shares of Common Stock purchased under the Purchase Plan are held in custody for the account of participants unless the Company has been requested by individual participants to deliver certificates representing their shares. A participant possesses all the rights and privileges of a shareholder of the Company with respect to the shares of Common Stock being held in custody under the Purchase Plan for his or her benefit and is entitled to receive all dividends, distributions and shareholder communications with respect to such shares. No fractional shares are issued under the Purchase Plan. Any balance of funds remaining in a participant's account following the exercise of any installment of an option is returned to the participant, except that any such balance representing a fractional share of Common Stock is retained in the withholding account and applied to the purchase of shares in the following month.

No interest is payable on amounts held in withholding accounts, and the proceeds received by the Company upon exercise of options under the Purchase Plan constitute general funds of the Company. An option granted under the Purchase Plan is not transferable and is exercisable only by the participant to whom it is granted.

In the event that the Company effects a split of the outstanding shares of Common Stock or a dividend payable in Common Stock, or that the outstanding Common Stock is combined into a smaller number of shares, the maximum number of shares as to which options may be granted under the Option Plan will be increased or decreased proportionately, and the shares subject to outstanding options and the purchase price per share of such options will be increased or decreased proportionally so that the aggregate purchase price for all the shares then subject to such options will remain the same as immediately prior to such split, dividend or combination. In the event of a reclassification of Common Stock not covered by the foregoing, or in the event of a liquidation or reorganization (including merger, consolidation or sale of assets) of the Company, the Board of Directors of the Company will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares covered by the unexercised portions of options theretofore granted under the Option Plan, to the extent permitted by applicable law.

The Purchase Plan contains certain restrictions on resales of shares of Common Stock purchased under the plan. In addition, participants who are "affiliates" of the Company for purposes of the Securities Act of 1933 (the "Securities Act") may resell stock purchased under the Purchase Plan only in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

The Purchase Plan is administered by a committee consisting of three or more employees of the Company appointed by the Board. The current members of that committee are Carlton E. Turner, Ph.D., D. Sc., President and Chief Executive Officer; Robert W. Schnitzius, Chief Financial Officer, Treasurer and Secretary; and Carol Kitchell, Human Resources Manager. Fees and expenses incurred in connection with the administration of the Purchase Plan are paid by the Company.

The Board of Directors may at any time suspend, terminate, amend or modify the Purchase Plan, in whole or in part; provided, that no amendment or modification of the Purchase Plan shall become effective without the approval of such amendment or modification by the shareholders of the Company if the Company, on the advice of counsel, determines that such shareholder approval is necessary or desirable. No termination or amendment of the Purchase Plan will adversely affect the rights of a participant under an option outstanding at the time of the termination or amendment, except with his or her consent.

### Federal Income Tax Consequences

The following summary relates to U.S. federal income tax consequences only and applies to United States citizens and foreign persons who are United States residents. In addition to the income tax consequences described below, the acquisition, ownership or disposition of an option or shares of Common Stock acquired upon the exercise of an option under the Purchase Plan may have tax consequences under U.S. federal estate tax laws and various state and foreign laws that may be applicable to certain participants in the Purchase Plan. Since these tax consequences, as well as the U.S. tax consequences described below, may vary among employees depending on the particular facts and circumstances involved, each employee should consult his or her tax advisor with respect to the tax consequences of their purchase of Common Stock under the Plan and the sale of such Common Stock.

The Purchase Plan is designed to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Amounts deducted from the income of a participating employee under the Purchase Plan are included in the employee's income for the year in which such amounts would otherwise have been paid to the employee, and are deductible by the Company in that year. The employee does not recognize additional taxable income either (a) at the time options are granted pursuant to the Purchase Plan or (b) at the time installments of options are exercised under the Purchase Plan, and no further deduction is allowed to the Company at either time. A participant's basis in shares of Common Stock purchased under the Purchase Plan equals the amount paid for such shares. If the fair market value of the shares purchased under the Purchase Plan is less on the date of disposition or death than the amount paid for the shares, no amount will be included in the employee's gross income as ordinary income, and the full amount of any loss (assuming the shares are sold in an arm's length transaction) will be a capital loss.

An employee who purchases shares of Common Stock pursuant to an option granted under the Purchase Plan and disposes of such shares more than two years after the date of grant of the option and more than one year after the date of exercise of the option, or who dies at any time while holding the shares, recognizes ordinary income at the time of disposition or death in an amount equal to the lesser of (a) the excess, if any, of the fair market value of the shares at the time of the disposition or death over the amount paid for the shares, or

(b) 15% of the fair market value of the shares at the time the option was granted. The Company is not entitled to a deduction in respect of any amount of ordinary income so recognized by the employee. The employee's basis in the shares disposed of is increased by the amount of ordinary income recognized. Any further gain recognized on the disposition is taxed as capital gain.

An employee who purchases shares of Common Stock pursuant to an option under the Purchase Plan and disposes of such shares less than two years after date of grant of the option or less than one year after the date of exercise of the option recognizes ordinary income at the time of disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise of the option over the amount paid for such shares or, if less, the gain on disposition. The Company is entitled to a deduction equal to the amount of ordinary income recognized by the employee. Any additional gain recognized by the employee on the disposition is short-term or long-term capital gain, depending on the employee's holding period for the shares transferred. If the employee's basis in the shares purchased under the Plan is greater than the amount received for the shares, the excess of the basis over the amount received will be a capital loss (assuming the shares are sold in an arm's length transaction).

The Purchase Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Tax Code.

### Recommendation of the Board of Directors

**The Board of Directors recommends that shareholders vote FOR the proposals to approve the amendment increasing the number of shares of Common Stock issuable under the Purchase Plan.**

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## PROPOSAL TO APPROVE THE COMPANY'S 2004 STOCK OPTION PLAN

### Introduction

On March 12, 2004, the Board adopted, subject to shareholder approval, the Carrington Laboratories, Inc. 2004 Stock Option Plan (the "Option Plan"). The Option Plan is intended to replace the Company's 1995 Stock Option Plan upon its expiration in March 2005. A total of 500,000 shares of Common Stock are reserved for issuance under the Option Plan.

A copy of the Option Plan, as adopted by the Board of Directors, is attached hereto as Appendix B. At the annual meeting to be held on May 20, 2004, the shareholders will be asked to consider and adopt a proposal to approve the Option Plan adopted by the Board of Directors, as reflected in Appendix B. The description in this Proxy Statement of the Option Plan is intended solely as a summary, does not purport to be complete, and is qualified in its entirety by the full text of the Option Plan attached hereto as Appendix B. The Option Plan will not be effective unless the proposal is adopted by the shareholders. If the shareholders approve the proposal, the Option Plan will be effective as of the date of its adoption by the Board of Directors.

### Purpose of the Option Plan

The Option Plan is intended to promote the interests of the Company and its shareholders by attracting, retaining and stimulating the performance of selected employees, directors and consultants by giving such persons the opportunity to acquire a proprietary interest in the Company and an increased personal interest in its continued success and progress.

### Description of the Option Plan

The Option Plan authorizes the granting to employees of the Company and its affiliates of both incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options to purchase Common Stock. All employees of the Company and its affiliates are eligible to participate in the Option Plan. The Option Plan also authorizes the granting of nonqualified stock options to purchase Common Stock to non-employee directors of the Company and to consultants of the Company and its affiliates. At March 31, 2004, there were 258 employees and six outside directors of the Company who would be eligible to be granted options under the Option Plan. At March 31, 2004 there were no consultants eligible to be granted options under the Option Plan.

The Board of Directors or the Compensation and Stock Option Committee is responsible for the administration of the Option Plan and determines the employees, outside directors and consultants to be granted options, the period during which each option will be exercisable, the number of shares and exercise price of the Common Stock covered by each option and whether an option will be a nonqualified or an incentive stock option. The current members of the Compensation and Stock Option Committee are George DeMott, Chairman, R. Dale Bowerman and Selvi Vescovi.

The term of each option granted to an employee under the Option Plan is determined by the Board of Directors or the Compensation and Stock Option Committee, but in no event may such term exceed 10 years from the date of grant. Unless otherwise stated in an option agreement, the unexpired portion of any option granted to an employee will expire and become null and void no later than the first to occur of: (a) the expiration of 10 years from the date the option is granted, (b) the expiration of 30 days from the date of the optionee's termination of employment with the Company or an affiliate for any reason other than retirement, death or disability, (c) the first anniversary of the optionee's termination of employment with the Company by reason of his death or disability, (d) the third anniversary of the optionee's retirement from the Company or an affiliate, or (e) the second anniversary of the optionee's death following the optionee's retirement from the Company or an affiliate. However, if an employee is terminated on account of fraud or intentional misrepresentation or on account of embezzlement, misappropriation or conversion of assets or opportunities of the Company or an affiliate, the unexpired portion of the option will terminate immediately. The exercise price for the purchase of shares subject to such an option cannot be less than 100% of the fair market value (as defined in the Option Plan) of the Common Stock on the date the option is granted. Furthermore, the exercise price for any incentive stock option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an affiliate must be at least 110% of the fair market value of the Common Stock at the date of the grant. The Option Plan contains a $100,000 limitation on the value (determined at the grant date) of stock for which incentive stock options granted to any employee may become exercisable for the first time in any calendar year. In addition, the aggregate number of shares of Common Stock for which any employee may be granted options during any one calendar year may not exceed 50,000.

The term of each option granted to an outside director under the Option Plan is determined by the Board of Directors or the Compensation and Stock Option Committee, but in no event may such term exceed 10 years from the date of grant. Unless the option agreement states otherwise, any option granted to an outside director shall remain effective during its entire term regardless of whether such director continues to serve as a director. However, if an outside director is terminated because of such outside director's fraud or intentional misrepresentation or on account of embezzlement, misappropriation or conversion of assets or opportunities of the Company or an affiliate, the unexpired portion of the option will terminate immediately. The purchase price per share of Common Stock under each option granted to an outside director will be the fair market value (as defined in the Option Plan) of such share on the date of grant.

The term of each option granted to a consultant under the Option Plan is determined by the Board or Directors or the Compensation and Stock Option Committee, but in no event may such term exceed 10 years from the date of grant. Unless provided otherwise in an option agreement, the unexpired portion of any option granted to a consultant will expire on the earlier of (a) ten years from the date the option was granted or (b) the first anniversary of the date of the consultant's death. Nonetheless, if a consultant is terminated because of the consultant's fraud or intentional misrepresentation or on account of embezzlement, misappropriation or conversion of assets or opportunities of the Company or an affiliate, the unexpired portion of the option will terminate immediately. The exercise price for the purchase of shares under each option granted to a consultant will be the fair market value (as defined in the Option Plan) of such share on the date of grant.

Upon exercise of an option, the purchase price must be paid in full in cash or a cash equivalent acceptable to the Compensation and Stock Option Committee. However, at the request of an optionee and to the extent permitted by applicable law, the Company will approve reasonable arrangements with outside directors and their respective brokerage firms (and may in its sole and absolute discretion approve reasonable arrangements with employees and consultants and their respective brokerage firms) under which the optionee may exercise his option by delivering to the Company an irrevocable notice of exercise, together with such documents as the Company requires. Upon receipt of full payment in cash or an acceptable cash equivalent of the purchase price and any other amounts due upon exercise, the Company will deliver to the optionee's brokerage firm one or more certificates representing shares of Common Stock issued in respect of the exercise.

No option granted pursuant to the Option Plan is transferable otherwise than by will and the laws of descent and distribution. Unpurchased shares of Common Stuck subject to options that have expired or terminated without being exercised in full are again available for grant under the Option Plan. No fractional shares of Common Stock will be issued or delivered under the Plan and no payment nor other adjustment will be made with respect to any fractional shares.

In the event that the Company effects a split of the outstanding shares of Common Stock or a dividend payable in Common Stock, or that the outstanding Common Stock is combined into a smaller number of shares, the maximum number of shares as to which options may be granted under the Option Plan will be increased or decreased proportionately, and the shares subject to outstanding options and the purchase price per share of such options will be increased or decreased proportionally so that the aggregate purchase price for all the shares then subject to such options will remain the same as immediately prior to such split, dividend or combination. In the event of a reclassification of Common Stock not covered by the foregoing, or in the event of a liquidation or reorganization (including merger, consolidation or sale of assets) of the Company, the Board of Directors of the Company will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares covered by the unexercised portions of options theretofore granted under the Option Plan, to the extent permitted by applicable law.

Upon the occurrence of a "change in control" of the Company, the maturity of all options then outstanding under the Option Plan will be accelerated automatically, so that all such options will become exercisable in full with respect to all shares that have not been previously exercised or become exercisable. No option will be accelerated if the optionee's employment or service terminates prior to the date of a change in control. If an option is not exercised upon a change in control, the Compensation and Stock Option Committee may, it its discretion, cancel any such option and pay the optionee an amount in cash equal to the excess, if any, of the aggregate fair market value of the shares of Common Stock subject to the option as of the date of the change in control over the option's exercise price. Alternatively, the Compensation and Stock Option Committee may provide a replacement option on such terms as it deems appropriate. A "change in control" is defined in the Option Plan and includes certain mergers, consolidations, reorganizations, sales of assets, or a dissolution of the Company, a change in the control of the Board of Directors or the acquisition by a shareholder of 20% or more of the Common Stock of the Company.

Unless sooner terminated, the Option Plan will expire on March 12, 2014. The Board of Directors of the Company may alter, amend or terminate the Option Plan. However, no amendment will become effective without the approval of the shareholders of the Company if the Company (on the advice of counsel) determines that shareholder approval is necessary or desirable. No amendment or termination of the Option Plan may adversely affect the rights of an optionee under an option without the consent of such optionee.

### Federal Income Tax Consequences

The following summary is based on an analysis of the Code as currently in effect and existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of federal income tax consequences, and the federal income tax consequences to an optionee may be either more or less favorable than those described below, depending on individual circumstances.

***Nonqualified Stock Options***. No income will be recognized by an optionee for federal income tax purposes upon the grant of a nonqualified stock option. Income recognized by optionees who are employees of the Company upon the exercise of nonqualified stock options will be considered compensation subject to withholding at the time such income is recognized, and therefore, the Company or one of its affiliates must make the necessary arrangements with the optionee to ensure that the amount of the tax required to be withheld is available for payment. The nonqualified stock options granted under the Option Plan are designed to provide the Company with a deduction equal to the amount of ordinary income recognized by the optionee at the time of such recognition by the optionee, subject to deduction limitations discussed below.

The basis of shares transferred to an optionee pursuant to exercise of a nonqualified stock option is the price paid for such shares plus an amount equal to any income recognized by the optionee as a result of the exercise of such option. If an optionee thereafter sells shares acquired upon exercise of a nonqualified stock option, any amount realized over the basis of such shares will constitute capital gain to such optionee for federal income tax purposes.

***Incentive Stock Options***. No income will be recognized by an optionee for federal income tax purposes upon the grant or the exercise of an incentive stock option. The basis of shares transferred to an optionee pursuant to the exercise of an incentive stock option is the price paid for such shares. If the optionee holds such shares for at least one year after transfer of the shares to the optionee and two years after the grant of the option, whichever is later, the optionee will recognize capital gain or loss upon sale of the shares received upon such exercise equal to the difference between the amount realized on such sale and the exercise price. Generally, if the shares are not held for that period, the optionee will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the purchased shares on the date of exercise over the option price of such shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. Any additional gain realized by the optionee upon such disposition will be a capital gain.

The excess of the fair market value of shares on the date of the exercise of an incentive stock option over the option price for such shares is an item of adjustment for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an incentive stock option, an optionee may be subject to alternative minimum tax as a result of the exercise.

The Company is not entitled to a deduction upon the exercise of an incentive stock option by an optionee. If the optionee disposes of the shares of stock received pursuant to such exercise prior to the expiration of one year following transfer of the shares to the optionee or two years after grant of the option, however, the Company may, subject to the new deduction limitation described below, deduct an amount equal to the ordinary income recognized by the optionee upon disposition of the shares at the time such income is recognized by the optionee.

***Limitations on the Company's Compensation Deduction.*** Section 162(m) of the Code limits the deduction which the Company may take for otherwise deductible compensation payable to certain executive officers of the Company to the extent that compensation paid to the officers for the year exceeds $1 million, unless the compensation is performance-based, is approved by the Company's shareholders and meets certain other criteria. Compensation attributable to a stock option is deemed to satisfy the requirements for performance-based compensation if (1) the grant is made by the Compensation and Stock Option Committee; (2) the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee; and (3) under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant. The Plan has been designed to enable options granted by the Compensation and Stock Option Committee to qualify as performance-based compensation for purposes of Section 162(m) of the Code.

In addition, Section 280G of the Code limits the deduction which the Company may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an "excess parachute payment." Very generally, excess parachute payments arise from certain payments made to disqualified individuals which are in the nature of compensation and are contingent on certain changes in ownership or control of the Company. Disqualified individuals for this purpose include certain employees and independent contractors who are officers, stockholders or highly-compensated individuals. Accelerated vesting of options under the Plan upon a change in ownership or control of the Company could result in excess parachute payments. In addition to the deduction limitation applicable to the Company, a disqualified individual receiving an excess parachute payment is subject to a 20 percent excise tax on the amount thereof.

The above summary relates to U.S. federal income tax consequences only and applies to U.S. citizens and foreign persons who are U.S. residents. The U.S. tax consequences associated with the grant of options to nonresident aliens depends upon a number of factors including whether such grant is considered to be U.S. source income and whether the provisions of any treaty are applicable. The acquisition, ownership or disposition of units may also have tax consequences under various state and foreign laws. Since these tax consequences, as well as the federal income tax consequences described above, may vary from person to person depending upon the particular facts and circumstances involved, optionees should consult their own tax advisors with respect to the federal income tax consequences of the grant and exercise of options under the Option Plan, and also with respect to any tax consequences under applicable state and foreign laws.

## Recommendation of the Board of Directors

**The adoption of the Option Plan is conditioned on, and is of no force or effect unless it receives, approval by the requisite vote of shareholders of the Company. Accordingly, the Board of Directors recommends that the shareholders vote FOR the proposal to approve the Option Plan.**

## CORPORATE GOVERNANCE AND BOARD COMMITTEES

### Board Independence

The Board of Directors has determined that, other than Dr. Turner, all of its current directors, including those standing for election at the 2004 annual meeting of shareholders, are "independent" as defined by Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, Inc. (the "NASD"), as currently in effect.

### Board Structure and Committee Composition

The business and affairs of the Company are managed by the Board of Directors, which exercises all corporate powers and establishes corporate policies. Currently, the Board has seven directors and standing Executive, Audit, Compensation and Stock Option, and Board Governance and Nominating Committees. The membership and function of each committee is described below.

During 2003, the Board of Directors held a total of seven meetings. Each director attended at least 75% of the aggregate of such meetings held during the period in which such director served and the meetings held by all committees on which such director served. The Board of Directors has adopted a policy concerning director attendance at annual meetings of the Company's shareholders. The Board expects all directors to attend annual meetings of the Company's shareholders. All of the directors attended the last annual meeting of shareholders.

*Executive Committee*

The Board has established an Executive Committee which, with certain exceptions, may exercise all the authority and powers of the Board of Directors in the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Selvi Vescovi (Chairman), George DeMott and Carlton E. Turner, Ph.D., D.Sc. During fiscal 2003, the Executive Committee held six meetings. All committee members attended all meetings held by the Executive Committee during 2003.

*Audit Committee*

The Board has established an Audit Committee for the purposes of reviewing the results and scope of, and the fees for, the annual audit, reviewing the financial statements and any significant transactions or events and any changes in accounting principles and practices with the independent auditors, and reviewing the internal controls and audit procedures of the Company. The current members of the Audit Committee are R. Dale Bowerman (Chairman), Thomas J. Marquez and Selvi Vescovi.

The Audit Committee works closely with management as well as the Company's independent auditors. A complete description of the Audit Committee's responsibilities is set forth in the Charter of the Audit Committee of the Board of Directors, which is attached hereto as Appendix C.

The Board has determined that R. Dale Bowerman, qualifies as an "audit committee financial expert" as defined in recently promulgated rules of the Securities and Exchange Commission. As noted above, the Board of Directors has determined that Mr. Bowerman is an independent director.

During fiscal 2003, the Audit Committee held seven meetings. All committee members attended all meetings held by the Audit Committee during 2003.

*Compensation and Stock Option Committee*

The Board has established a Compensation and Stock Option Committee which serves as a compensation committee, makes recommendations to the Board with respect to compensation of executive officers of the

Company, and is responsible for making grants of stock options under the Company's 1995 Stock Option Plan and, if adopted by the shareholders, the Company's 2004 Stock Option Plan. The current members of the Compensation and Stock Option Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. During fiscal 2003, the Compensation and Stock Option Committee held one meeting which was attended by all committee members.

*Board Governance and Nominating Committee*

The current members of the Board Governance and Nominating Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. Since the Board Governance and Nominating Committee was created in May of 2003, the Board Governance and Nominating Committee did not hold any meetings during fiscal year 2003. The Board Governance and Nominating Committee assists the Board by identifying individuals qualified to become Board members, advises the Board concerning Board membership, leads the Board in an annual review, and recommends director nominees to the Board. A current copy of the Board Governance and Nominating Committee charter may be found on our website at www.carringtonlabs.com. Click on "Investor Relations" to find our "Corporate Governance" section of the website where the Board Governance and Nominating Committee charter is posted.

The Board Governance and Nominating Committee has no formal written policy with respect to the consideration of candidates for director, including candidates recommended by shareholders. The Committee believes such a policy is not necessary because the Committee has not limited the sources from which it will receive recommendations for director candidates. To that end, the Committee will consider candidates recommended by shareholders of the Company who are entitled to vote for the election of directors at a shareholder meeting. Such shareholders may do so by sending a written request marked "Confidential" to the Chairman of the Board Governance and Nominating Committee, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Any such request should include information sufficient for the Committee to perform an initial evaluation of a recommended candidate's ability to serve as a director of the Company. The Committee will hold such recommendations until the Committee determines a new director is required. Shareholders who desire their recommendation to be considered in conjunction with the election of new directors, if any, at next year's annual meeting of shareholders should submit their recommendations so they are received not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

Each shareholder recommendation must set forth: (a) the name and address of the shareholder who intends to make the nomination of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the written consent of each nominee to serve as a director of the Corporation if so elected. The chairman of the Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The Board Governance and Nominating Committee annually evaluates the need for new members of the Board of Directors. When the Committee determines that new directors may be required, the Committee reviews recommendations previously received by the Committee from all sources, including recommendations from members of the Board of Directors as well as third parties not affiliated with the Company. If the Committee determines that it has no qualified candidates, the Committee will engage third party search firms to identify potential candidates, which firms would be paid market fees for the services they perform. Candidates passing the Committee's initial review are evaluated further through personal interviews and solicitation of third party recommendations. Candidates remaining at this point are then evaluated as to their ability to participate fully in the Board of Directors' schedule of meetings and to confirm their willingness to serve as a director of the Company. Thereafter, the Committee submits its recommendation to the Board of Directors with respect to those candidates the Committee believes should be included in the slate of directors to be recommended for nomination by the Board of Directors at the next annual meeting of shareholders. The Committee would apply this process whether or not the individual being evaluated was initially recommended by a shareholder.

The Board Governance and Nominating Committee seeks to have a diverse Board of Directors comprised of individuals having a broad range of strengths and talents and the majority of whose members are independent of the Company and its management. The Committee believes that individuals recommended by the Committee for nomination to the Board of Directors should, at a minimum, possess sound business experience and judgment and high ethical standards. The Committee also believes that one or more of the Company's directors should possess substantial expertise in the areas of finance, governance and technical knowledge applicable to the industry.

### Shareholder Communications with the Board

Shareholders interested in communicating with the Board of Directors may do so by writing to Chairman of the Board Governance and Nominating Committee, or Chairman of the Audit Committee, c/o Robert W. Schnitzius, Secretary, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Such communications, which should be marked as "Confidential," will be forwarded on an unopened basis to the addressee upon receipt.

### Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to the Company's directors, executive officers and employees. A copy of the Company's code of business conduct and ethics may be found on our website at www.carringtonlabs.com. Click on "Investor Relations" to find our "Corporate Governance" section of the website where the code of business conduct and ethics is posted.

## AUDIT DISCLOSURE

### Change in Independent Auditor

As previously reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2003, on August 18, 2003, the Audit Committee of the Board of Directors of the Company dismissed the Company's independent auditor, Ernst & Young LLP, and appointed Grant Thornton LLP as its new independent auditor.

During the Company's two most recent fiscal years ended December 31, 2002, and during the subsequent interim period preceding the dismissal of Ernst & Young, there was no disagreement between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Ernst &Young's satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its reports. The audit reports of Ernst & Young on the consolidated financial statements of the Company as of and for the last two fiscal years ended December 31, 2002 neither contained any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles. Ernst & Young's letter to the Securities & Exchange Commission stating its agreement with the statements in this paragraph is filed as Exhibit 16.1 to the Company's Current Report on Form 8-K, dated August 28, 2003. Representatives of Ernst & Young are not expected to be present at the Annual Meeting.

During the Company's two most recent fiscal years ended December 31, 2002, and during the subsequent interim period preceding the dismissal of Ernst & Young, the Company has not consulted with Grant Thornton LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

The Company expects one or more representatives of Grant Thornton LLP to attend the annual meeting, where they will be available to respond to appropriate questions. They will also have an opportunity to make a statement if they so desire.

## Audit Committee Report

*The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall this information be incorporated by reference by any general statement incorporating by reference this proxy into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference in such filing.*

The Audit Committee of the Board of Directors is responsible for overseeing the Company's financial reporting process and helping to ensure the reliability of the Company's financial statements. The Board of Directors has adopted a written Charter for the Audit Committee to follow in carrying out this responsibility.

### *Independence of Audit Committee Members*

Each of the three members of the Audit Committee is independent, as that term is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc.'s listing standards and under applicable law.

### *Review and Discussions*

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2003 and all matters of importance. It has also discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 (*Communication with Audit Committees*). In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors at Grant Thornton LLP, as required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and has discussed with the independent auditors their independence, including all matters described in the written disclosures.

The Audit Committee has considered whether Grant Thornton LLP's performance of non-audit services for the Company is compatible with maintaining that firm's independence with respect to the Company and has concluded that the performance of audit and non-audit services by that firm within the parameters set by the Audit Committee, does not adversely affect its independence.

### *Recommendation to Include Audited Financial Statements in Annual Report*

Based on the reviews and discussions referred to above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Dated: March 3, 2004

AUDIT COMMITTEE
Dale Bowerman, Chairman
Thomas J. Marquez
Selvi Vescovi

## Fees

In accordance with its charter, the Audit Committee, at least annually, obtains and reviews a schedule from the approved auditors summarizing the nature of all services provided and the related fees paid for such services. Of the fees described below, 100% were approved by the Audit Committee as a part of this review.

*Ernst & Young LLP Fees*

| | 2003 | 2002 |
|---|---|---|
| Audit Fees | $43,000 | $114,500 |
| Audit Related Fees | | |
| Acquisition assistance | $ 8,895 | $ 0 |
| Accounting consultation | $ 6,000 | $ 15,801 |
| Tax Fees | – | $ 1,500 |
| All Other Fees | – | – |

*Grant Thornton LLP Fees*

| | 2003 | 2002 |
|---|---|---|
| Audit Fees | $93,500 | – |
| Audit Related Fees | – | – |
| Tax Fees | – | – |
| All Other Fees | – | – |

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## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of March 31, 2004, the beneficial ownership of Common Stock of the Company by (i) each director and nominee for director of the Company, (ii) each named executive officer listed in the Summary Compensation Table included elsewhere in this Proxy Statement, (iii) all directors and executive officers as a group and (iv) each person who was known to the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Except as otherwise indicated, each person named in the table below has sole voting and investment power with respect to all shares indicated as being beneficially owned by him.

| | Common Stock Beneficially Owned | |
|---|---|---|
| Name | Number of Shares | Percent of Class |
| *Directors* | | |
| Ronald R. Blanck, D.O. | 60,000 (1) | * |
| R. Dale Bowerman | 156,500 (2) | * |
| George DeMott | 75,000 (3) | * |
| Thomas J. Marquez | 925,908 (4) | 8.8% |
| Edwin Meese, III | 60,000 (5) | * |
| Carlton E. Turner, Ph.D., D.Sc. | 432,629 (6) | 4.1% |
| Selvi Vescovi | 136,000 (7) | * |
| *Named Executive Officers (excluding any director named above) and Group* | | |
| Walt C. Jones, Sr. | 22,067 (8) | * |
| Robert W. Schnitzius | 149,367 (9) | * |
| Kenneth M. Yates, D.V.M. | 108,748 (10) | * |
| All current directors and executive officers as a group (10 persons) | 2,126,219 (11) | 4.9% |

* Less than one percent.

(1) Includes 60,000 shares that Dr. Blanck has the right to acquire pursuant to options and warrants exercisable within 60 days after March 31, 2004.

(2) Includes 102,500 shares that Mr. Bowerman has the right to acquire pursuant to options and warrants exercisable within 60 days after March 31, 2004.

(3) Includes 5,000 shares held by his wife and 60,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(4) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife, and 130,100 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(5) Includes 60,000 shares that Mr. Meese has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(6) Includes 5,200 shares held by his wife and 212,000 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(7) Includes 102,500 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(8) Includes 3,000 shares that Mr. Jones has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(9) Includes 97,500 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(10) Includes 89,430 shares that Dr. Yates has the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

(11) Includes 917,030 shares that current directors and executive officers have the right to acquire pursuant to options exercisable within 60 days after March 31, 2004.

## EXECUTIVE OFFICERS

The executive officers of the Company are Carlton E. Turner, Ph.D., D.Sc., Kenneth M. Yates, D.V.M., Robert W. Schnitzius, Walt C. Jones, Sr., and Jose Zúñiga. Biographical information for Dr. Turner is set forth under "Election of Directors" above.

KENNETH M. (BILL) YATES, D.V.M., 53, was elected President of DelSite Biotechnologies, Inc., the Company's wholly-owned subsidiary engaged in research and development of drug delivery products, in April 2002. Dr. Yates initially served as a consultant to the Company beginning in 1989 and became a full-time employee in 1990. He served in various capacities for the Company in Research and Development, including Product Development Coordinator for Wound Care from 1990 to January 1999, and from January 1999 to April 2002 he was Vice President, Research and Development of the Company. Since 1992, Dr. Yates has also served as an Adjunct Assistant Professor, Department of Comparative Medicine, University of Texas Southwestern Medical School.

ROBERT W. SCHNITZIUS, 46, has been Chief Financial Officer and Treasurer of the Company since November 1997, Secretary of the Company since May 1998 and a Vice President of the Company since April 2002. From 1996 to 1997, Mr. Schnitzius was the Corporate Controller for Medeva Americas, Inc., a U.S. pharmaceutical company subsidiary of Medeva PLC. From 1991 to 1996, Mr. Schnitzius served with Medeva Pharmaceuticals, also a pharmaceutical company subsidiary of Medeva PLC, first as Controller (1991 to 1993) and then as Director of Finance (1994 to 1996). From 1983 to 1991, Mr. Schnitzius served as Controller for Shoreline Products, Inc., a boat trailer manufacturer, and from 1978 to 1983, he served as Treasurer of Texas Testing Laboratories, an engineering testing laboratory.

WALT C. JONES, SR., 51, was elected Vice President, Business Development in May 2003. He previously served as President of Caraloe, Inc., the Company's wholly-owned subsidiary, since July 2001. He has been involved with the nutraceutical industry since 1976, starting with Nature's Way Products in marketing and sales, then with Nutraceutical Corporation where he was Vice President of Field Sales, Distribution and Database Management and later became President of the Specialty Category. Mr. Jones then was President of PureGar, Inc. a raw materials, contract packaging provider and subsidiary of Natrol, Inc. He has extensive high tech experience serving as Co-Division Manager of System Software Division of Eyring Corporation and as Vice President Business Development for Healthwell.com, a division of Penton Media. He has served on the Board of Trustees of the American Herbal Products Association and co-founded the Corporate Alliance of Integrative Medicine which is now called the Dietary Supplement Education Alliance and now serves as Vice President of the International Aloe Science Council. He holds a Master of Business Administration from Almeda College and University.

JOSE ZÚÑIGA, 35, was elected Vice President, Operations of the Company in January 2004. He previously served as Manager for South American Business for the Company since May 2001. In addition, from December 2000 to May 2001, Mr. Zúñiga was Director of Operations of Sabila Industrial, a Costa Rica subsidiary of the Company, and from September 1994 to June 1999, he was the Plant Engineer of that company. He was the Plant Superintendant of Terrapez, the largest tilapia process facility of Central America, from June 1999 to

December 2000. From March 1992 to August 1994 he served as QC Engineer of Trimpot Electrónicas, an electronics manufacturer. He has a Master of Business Administration degree from Universidad Latina de Costa Rica, and a Bachelor of Science degree in industrial engineering from Universidad Internacional de las Américas in Costa Rica.

All executive officers of the Company are elected annually by the Board of Directors to serve until their respective successors are chosen and qualified or until their earlier death, resignation or removal from office. There are no family relationships between any executive officers or person chosen to become executive officers.

## DIRECTOR AND EXECUTIVE COMPENSATION AND COMPENSATION REPORT

### Compensation of Directors

The Company pays each outside director a quarterly retainer of $1,500 and $1,500 for each day or portion thereof spent attending Board meetings. Outside directors who are members of the Executive Committee receive $1,500 for each Executive Committee meeting that they attend. Outside directors who are members of the Compensation and Stock Option or Audit Committee each receive $1,000 for each committee meeting that they attend, unless the meeting is held on the same day as a Board meeting, in which case the amount paid is $500. The Company also reimburses each outside director who does not live in the Dallas, Texas area for travel expenses incurred in attending Board and committee meetings.

Pursuant to the Company's 1995 Stock Option Plan, as amended, and the 2004 Stock Option Plan, if adopted, nonqualified options to purchase shares of the Company's Common Stock may be granted to outside directors from time to time. Each option granted to an outside director has a term determined by the Compensation and Stock Option Committee, but not greater than ten years, is exercisable in whole or in part at any time during its entire term and remains effective during its entire term, regardless of whether the optionee continues to serve as a director. The purchase price per share of Common Stock covered by each such option is fixed by the Board of Directors or the Compensation and Stock Option Committee and must be equal to or greater than the fair market value per share of Common Stock on the date of grant. In 2003, each of Messrs. Bowerman, DeMott, Marquez and Vescovi received an option to purchase 30,000 shares of Common Stock at an exercise price of $1.80 per share, Mr. Meese received an option to purchase 30,000 shares of Common Stock at an exercise price of $1.75 per share and Dr. Blanck received an option to purchase 30,000 shares of Common Stock at an exercise price of $2.16.

### Compensation Committee Interlocks and Insider Participation

The Company's executive compensation program is administered by the Compensation and Stock Option Committee of the Board of Directors. During 2003, the Committee was composed of George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2003 were and still are outside directors of the Company.

### Compensation and Stock Option Committee Report

The following is a report submitted by the current members of the Compensation and Stock Option Committee addressing the Company's compensation policy as it related to the President and Chief Executive Officer of the Company (the "CEO") and each of the other executive officers of the Company whose combined salary and bonus for the fiscal year ended December 31, 2003 exceeded $100,000.

*Compensation Philosophy*

The Company's executive compensation program is designed to align executive compensation with Company values and objectives, business strategies and financial performance. To achieve these objectives, the Committee has developed and implemented an executive compensation program which provides executives with compensation opportunities that are intended to be competitive with companies of comparable size in the pharmaceutical industry.

In applying this philosophy, the Committee has established a program to accomplish the following objectives:

- attract and retain executives of outstanding abilities who are critical to the long-term success of the Company; and
- reward executives for achievement of internal Company goals as well as for Company performance relative to industry performance levels and to provide equity ownership in the Company.

Through these objectives, the Company integrates its executive compensation program with its annual and long-term strategic planning.

Against the foregoing, the Company's executive compensation policies integrate annual base salary compensation with a bonus award system which is based upon both corporate and individual performance levels.

*Fiscal 2003 Compensation*

For fiscal 2003, the Company's executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) bonus payable in cash or a combination of cash and stock, and (iii) stock options. With respect to base salary, the Company considers published executive compensation data of comparable companies in the industry and utilizes surveys to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the CEO of the individual performance of each executive, other than the CEO, in setting such executive's salary for the year. The performance of the CEO is evaluated by the Executive Committee of the Board of Directors in collaboration with the Committee.

The Committee determined that the current salary or adjusted salary levels for key Company executives remain competitive within the industry.

Bonuses may be granted to executives based upon criteria established by the Company's 1995 Management Compensation Plan (the "Compensation Plan") adopted by the Company's Board of Directors and approved by its shareholders in 1995. Under the Compensation Plan, executives of the Company are eligible to receive incentive compensation in the form of annual bonuses payable 50% in cash and 50% in Common Stock of the Company. An executive's bonus under the Compensation Plan consists of a target bonus multiplied by a performance component. The target bonus is a specified percentage of the executive's base salary, with the percentage being dependent on the executive's position grade. The maximum target bonus for the highest position grade is currently 35% of the executive's base salary. The performance component is a percentage rate measuring results achieved in comparison to the Company's Annual Operating Budget. Performance is judged on the basis of three scenarios: (i) sales at Annual Operating Budget; (ii) profit at Annual Operating Budget; and (iii) achievement of remaining bonus criteria and individual goals as established by the Committee. These goals are designed to achieve the Company's short-term and long-term objectives. Following determination by the Committee of the amounts of bonus payable, if any, to executives, 50% of the bonus is payable in cash and 50% is payable in shares of the Company's Common Stock. The number of shares is determined by dividing 50% of the total bonus by the fair market value of the Common Stock on the date of certification of payment of the bonus by the Committee.

No incentive bonuses were paid to executive officers in 2003 based upon the Compensation Plan criteria set forth above. Pursuant to authority delegated to the Committee by the Board of Directors to grant cash bonuses on a discretionary basis outside of the Compensation Plan, the Committee authorized the payment of a bonus of $27,756 to Walt C. Jones, Sr., Vice President, Business Development based on the sales in certain categories under his responsibility.

*Stock Option Grants*

The Committee has discretion to grant stock options to executive officers under the Company's 1995 Stock Option Plan, and, if approved at the 2004 annual meeting, the Company's 2004 Stock Option Plan. The Committee grants stock options with the goal of providing compensation and incentive to work toward the long-term success of the Company. In determining the time and date of grant and the number of shares subject thereto, the Committee may take into account the nature of the services rendered, the executive's potential contributions to the success of the Company's business, and such other facts as the Committee in its discretion deems appropriate. Each of the 2003 option awards to executive officers of the Company was made in accordance with the Company's 1995 Stock Option Plan.

*CEO Compensation*

Carlton E. Turner, Ph.D., D.Sc. has been the CEO of the Company since April 26, 1995. The CEO's 2003 base pay was determined by the Committee on the basis of its overall assessment of Dr. Turner's responsibilities, his past performance with the Company, and competitive market data on salary levels for pharmaceutical companies of similar size. Dr. Turner was not paid a bonus for 2003.

*Summary*

The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded executives are rewarded commensurately. The Committee believes that compensation levels during fiscal 2003 adequately reflected the Company's compensation goals and policies.

Dated: April 2, 2004.

By the Members of the Committee:

George DeMott, Chairman
R. Dale Bowerman
Selvi Vescovi

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## Summary Compensation

The following table sets forth certain summary information regarding compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2003 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

Table 1

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus (1) | Other Annual Compen-sation | Securities Underlying Options (No. of Shares) | All Other Compen-sation |
| Carlton E. Turner, Ph.D., D.Sc., President and Chief Executive Officer | 2003 | $339,780 | $ 0 | — | 30,000 | — |
| | 2002 | $314,780 | $ 0 | — | 70,000 | — |
| | 2001 | $314,780 | $ 0 | — | — | — |
| Robert W. Schnitzius, Vice President and Chief Financial Officer | 2003 | $174,729 | $ 0 | — | 10,000 | — |
| | 2002 | $164,469 | $ 5,000 | — | 15,000 | — |
| | 2001 | $147,620 | $ 2,000 | — | 20,000 | — |
| Kenneth M. Yates, D.V.M., President, DelSite Biotechnologies, Inc. | 2003 | $174,586 | $ 0 | — | — | — |
| | 2002 | $181,166 | $ 2,000 | — | 25,000 | — |
| | 2001 | $144,820 | $ 0 | — | — | — |
| Walt C. Jones, Sr. Vice President, Business Development | 2003 | $184,911 | $27,756 | — | — | — |
| | 2002 | $125,594 | $ 0 | — | 10,000 | — |

(1) Each bonus for 2003, 2002, and 2001 was paid in cash.

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## Option Grants

The following table sets forth certain information relating to options granted under the Company's 1995 Stock Option Plan to the named executive officers in fiscal year 2003.

Table 2

Options Granted During Year Ended December 31, 2003

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1) | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted (No. of Shares) | % of Total Options Granted to Employees in Fiscal Year | Exercise Price Per Share | Expiration Date | 5% | 10% |
| Carlton E. Turner, Ph.D., D.Sc. | 30,000 (2) | 16.9% | $4.26 | 12/09/13 | $80,373 | $203,680 |
| Robert W. Schnitzius | 10,000 (2) | 5.6% | $4.26 | 12/09/13 | $26,791 | $ 67,893 |

(1) The assumed five percent and ten percent rates of stock price appreciation are specified by the Securities and Exchange Commission's proxy rules and do not reflect expected actual appreciation. The amounts shown represent the assumed values of the stock options (less the exercise prices) at the end of the ten-year periods beginning on the dates of grant and ending on the option expiration dates.

(2) Incentive stock option with a term of ten years and an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Option becomes exercisable with respect to one-half of the shares covered thereby in each year in the two-year period beginning one year after the date of grant.

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## Option Exercises and Year-End Values

The following table sets forth certain information with respect to the exercise of options to purchase Common Stock of the Company during the year ended December 31, 2003, and outstanding options held at that date, by the named executive officers. For purposes of this table, the "value" of an outstanding option is the difference between the market price at December 31, 2003 of the shares of Common Stock underlying the option and the aggregate exercise price of such option. The unexercisable portions of such options have been valued as if such portions were exercisable in full on December 31, 2003, in accordance with Securities and Exchange Commission rules.

Table 3

**Aggregated Option Exercises in Fiscal Year**
**Ended December 31, 2003 and Fiscal Year-End Option Values**

| Name | Shares Acquired on Exercise (No. of Shares) | Value Realized | Number of Securities Underlying Unexercised Options at 12/31/03 (No. of Shares) | | Value of Unexercised In-the-Money Options at 12/31/03 | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Carlton E. Turner, Ph.D. D.Sc. | 30,000 | $121,350 | 192,000 | 65,000 | $209,775 | $99,450 |
| Robert W. Schnitzius | — | — | 97,500 | 17,500 | $164,475 | $22,025 |
| Kenneth M. Yates, D.V.M. | — | — | 99,430 | 12,500 | $114,425 | $33,375 |
| Walt C. Jones, Sr. | 7,000 | $ 22,310 | 18,000 | 5,000 | $ 55,260 | $15,350 |

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## Equity Compensation Plans

The following table sets forth information regarding the Company's compensation plans (including individual compensation arrangements) under which shares of our Common Stock the Company's authorized for issuance as of December 31, 2003:

Table 4

**Equity Compensation Plan Information**
**[See Regulation S-K Item 201(d)]**

| Plan Category | Number of Securities to Be Issued upon Exercise of Outstanding Options Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance for Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 1,625,000 | $2.82 | 461,000 |
| Equity Compensation Plans Not Approved by Security Holders | 50,000 | $3.50 | 0 |
| Total | 1,675,000 | $2.84 | 461,000 |

## Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which employees may purchase Common Stock at a price equal to the lesser of 85% of the market price of the Company's Common Stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,000,000 shares of Common Stock was reserved for purchase under this plan. If the proposal to approve the amendments to the plan is adopted at the 2004 annual meeting, a maximum of 1,250,000 shares of Common Stock will be reserved for purchase under the plan. As of December 31, 2003, a total of 871,000 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

## Stock Options

The Company has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted in or subsequent to December 1998 normally vest at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50%

or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. As of December 31, 2003, options to purchase 332,000 shares were available for future grants under the plan.

### Stock Warrants

From time to time, the Company has granted warrants to purchase Common Stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the Common Stock at date of issuance.

### Performance Graph

The following graph sets forth for the years indicated the cumulative total shareholder return for the Company's Common Stock, the Nasdaq Stock Market – U.S. Index, and a Company-constructed Peer Group[(2)]. The information reflected in the graph was provided to the Company by Research Holdings, Ltd. of San Francisco, California.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

AMONG CARRINGTON LABORATORIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP


DOLLARS
350
300
250
200
150
100
50
0
12/98
12/99
12/00
12/01
12/02
12/03
CARRINGTON LABORATORIES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

| | Cumulative Total Return (1) | | | | | |
|---|---|---|---|---|---|---|
| | 12/98 | 12/99 | 12/00 | 12/01 | 12/02 | 12/03 |
| Carrington Laboratories, Inc. | 100 | 94.12 | 47.06 | 48.05 | 42.82 | 193.88 |
| Nasdaz Stock Market – U.S. | 100 | 192.96 | 128.98 | 67.61 | 62.17 | 87.61 |
| Peer Group (2) | 100 | 137.44 | 259.74 | 274.97 | 261.70 | 343.25 |

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 31, 1998 in the Company's Common Stock, The Nasdaq Stock Market - U.S. Index.

(2) The Peer Group comprises the following companies: Atrix Labs Inc., Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Cubist Pharmaceuticals Inc., Depomed, Inc., Draxis Health, Inc., Dusa Pharmaceuticals Inc., Forest Labs, Inc., Immunogen Inc., Insite Vision Inc., Kos Pharmaceuticals Inc., Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Noven Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc., Quigley Corp., Regeneron Pharmaceuticals, Sciclone Pharmaceuticals, Inc., Spectrum Pharmaceuticals, Inc., Titan Pharmaceuticals Inc., Viropharma Inc. and Weider Nutrition International, Inc. The following companies were previously included in the Company-constructed Peer Group, but have been omitted from the Peer Group listed in the preceding sentence because they are no longer listed on an exchange: Essential Therapeutics, Inc. and Sheffield Pharmaceuticals, Inc.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the fiscal year ended December 31, 2003, R. Dale Bowerman filed one late report on Form 4 relating to one transaction that occurred during May 2003, George DeMortt filed one late report on Form 4 relating to one transaction that occurred during May 2003, Tom Marquez filed one late report on Form 4 relating to one transaction that occurred during May 2003 and Selvi Vescovi filed one late report on Form 4 relating to one transaction that occurred during May 2003. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports filed by them with the Securities and Exchange Commission.

## SHAREHOLDER PROPOSALS

The 2005 annual meeting of the shareholders of the Company is tentatively scheduled to be held on May 19, 2005. Shareholder proposals for inclusion in the Company's proxy materials for the 2005 annual meeting of shareholders must be received by the Company at its office in Irving, Texas, addressed to the Secretary of the Company, no later than 120 days in advance of the date that is one year after this Proxy Statement is first distributed to shareholders; provided, that if the 2005 annual meeting of shareholders is changed by more than 30 days from the presently contemplated date, then proposals must be received a reasonable time in advance of the meeting.

With respect to shareholder proposals that are not intended to be included in the Company's proxy statement, the Bylaws of the Company provide that notice of any such shareholder proposal nominating persons for election to the Board of Directors of the Company must be received at the Company's principal executive office not later than 90 days prior to the annual meeting, and all other shareholder proposals must be received not later than 60 days in advance of the annual meeting if the meeting is to be held within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of the meeting if it is to be held on or after the anniversary of the previous year's meeting.

## ANNUAL REPORT

The Company has provided without charge to each person whose proxy is solicited hereby a copy of the Company's 2003 Annual Report, which includes a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. Additional copies of the 2003 Annual Report, including the Form 10-K, may be obtained without charge upon written request to Robert W. Schnitzius, Chief Financial Officer, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038.

## MISCELLANEOUS

The accompanying proxy is being solicited on behalf of the Board of Directors of the Company. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefacsimile, electronic mail and telegram by directors, officers, and employees of the Company, who will receive no additional compensation for such activities. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

By Order of the Board of Directors

George DeMott, Chairman of the Board

Irving, Texas
April 13, 2004

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APPENDIX A
AS AMENDED THROUGH
November 15, 2001

# CARRINGTON LABORATORIES, INC.
# EMPLOYEE STOCK PURCHASE PLAN

Section 1. Purpose. It is the purpose of the Plan to promote the interests of the Company and its shareholders by providing a method by which eligible employees may use voluntary payroll deductions to purchase shares of Common Stock at a discount, thereby affording them the opportunity to invest in the Company at a preferential price, and to acquire a proprietary interest in the Company and an increased personal interest in its continued success and progress. The Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code and shall be construed accordingly.

Section 2. Definitions. As used herein the following terms have the following meanings:

(a) "Affiliate" means any corporation that is a subsidiary corporation of the Company within the meaning of Section 424(f) of the Code and that has been designated by the Committee as an Affiliate for purposes of the Plan.

(b) "Board of Directors" means the Board of Directors of the Company.

(c) "Code" means the United States Internal Revenue Code of 1986, as from time to time amended.

(d) "Committee" means the Committee described in Section 4 hereof.

(e) "Common Stock" means the $.01 par value Common Stock of the Company.

(f) "Company" means Carrington Laboratories, Inc.

(g) "Compensation" means (i) with respect to a salaried employee, the basic annual salary of such employee as of the first day of the Plan Year (except with respect to a salaried employee whose participation in the Plan begins on an Enrollment Date other than January 1, in which case, for the Plan Year in which such participation begins, "Compensation" means that portion of the basic annual salary of such employee, as of the Enrollment Date on which such participation begins, that is payable for the period from such Enrollment Date through the remainder of that Plan Year), and shall not include bonuses, overtime pay, allowances, commissions, deferred compensation payments or any other extraordinary compensation, and (ii) with respect to an hourly compensated employee, the straight-time hourly rate of pay of such employee as of the first day of the Plan Year, multiplied by 2,080 (except with respect to an hourly compensated employee whose participation in the Plan begins on April 1, July 1 or October 1, in which case, for the Plan Year in which such participation begins, "Compensation" means the straight-time hourly rate of pay of such employee as of such April 1, July 1 or October 1, multiplied by 1,560, 1,040 or 520, respectively), and shall not include bonuses, overtime pay, premium pay or other irregular payments. The Compensation of an employee who does not receive salary or wages computed in United States dollars shall be determined by converting such salary or wages into United States dollars in accordance with the Compensation Exchange Rate.

(h) "Compensation Exchange Rate" means the New York foreign currency exchange rate as reported in The Wall Street Journal for the last business day in December immediately preceding the first day of the Plan Year.

(i) "Eligible Employee" means any employee of the Company or an Affiliate who is eligible to participate in the Plan pursuant to Section 5 hereof.

(j) "Enrollment Date" means any January 1, April 1, July 1 or October 1 of any Plan Year.

(k) "Fair Market Value" means the closing sale price on the date in question (or, if there was no reported sale on such date, on the last preceding day on which any reported sale occurred) of the Common Stock on the Nasdaq National Market or any national stock exchange or other stock market on which the Common Stock may from time to time be traded.

(l) "Option" means any option to purchase shares of Common Stock granted by the Committee pursuant to the provisions of the Plan.

(m) "Participant" means an Eligible Employee who elects to participate in the Plan pursuant to Section 6 hereof.

(n) "Plan" means this Carrington Laboratories, Inc. Employee Stock Purchase Plan.

(o) "Plan Year" means each period beginning on January 1 and ending on the following December 31, commencing January 1, 1993.

Section 3. Number of Shares. The aggregate number of shares of Common Stock issued pursuant to Options granted under the Plan shall not exceed a total of 1,000,000 shares. The maximum number of shares of Common Stock available for sale under the Plan is subject to adjustment as provided in Section 13. The Common Stock to be delivered upon exercise of Options may consist of authorized but unissued shares of Common Stock or shares of Common Stock previously issued and reacquired by the Company.

Section 4. Administration of the Plan. The Plan shall be administered by the Committee, which shall consist of three or more employees of the Company. Each member of the Committee shall be appointed by and shall serve at the pleasure of the Board of Directors. The Board of Directors shall have the sole continuing authority to appoint members of the Committee both in substitution for members previously appointed and to fill vacancies however caused. The following provisions shall apply to the administration of the Plan by the Committee:

(a) The Committee shall designate one of its members as Chairman and shall hold meetings at such times and places as it may determine. Each member of the Committee shall be notified in writing of the time and place of any meeting of the Committee at least two days prior to such meeting, provided that such notice may be waived by a Committee member. A majority of the members of the Committee shall constitute a quorum and any action taken by a majority of the members of the Committee present at any duly called meeting at which a quorum is present (or action unanimously approved in writing) shall constitute action by the Committee.

(b) The Committee may appoint a Secretary (who need not be a member of the Committee) who shall keep minutes of its meetings. The Committee may make such rules and regulations for the conduct of its business as it may determine.

(c) The Committee shall have full authority subject to the express provisions of the Plan to interpret the Plan, to provide, modify and rescind rules and regulations relating to it and to make all other determinations and perform such actions as the Committee deems necessary or advisable to administer the Plan.

(d) No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Option granted hereunder.

Section 5. Eligible Employees. Each employee of the Company or an Affiliate shall be eligible to participate in the Plan; provided, however, that:

(a) An employee shall not be granted an Option if such employee would, immediately after grant of the Option, own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary corporation of the Company (within the meaning of Section 424(e) and (f) of the Code). For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and stock which the employee may purchase under any outstanding options shall be treated as stock owned by the employee; and

(b) No employee shall be granted an Option under the Plan which would permit such employee's rights to purchase shares of stock under all employee stock purchase plans of the Company and its parent and subsidiary corporations (within the meaning of Section 424(e) and (f) of the Code) to accrue (within the meaning of Section 423(b)(8) of the Code) at a rate which exceeds U.S. $25,000 of fair market value of such stock (determined at the time such option is granted) for each calendar year during which any such option granted to such employee is outstanding at any time.

For purposes of this Section 5, the term "employee" shall not include an employee whose customary employment is 20 hours or less per week or is for not more than five months in any calendar year.

Section 6. Method of Participation. Each person who will be an Eligible Employee on any Enrollment Date may elect to participate in the Plan by executing and delivering to the Company, on or before such Enrollment Date, a payroll deduction authorization form as provided in this Section. Such Eligible Employee shall thereby become a Participant on such Enrollment Date and shall remain a Participant until such Eligible Employee's participation is terminated as provided in Section 10 or 11 hereof; provided, however, that if the Company does not receive such payroll deduction authorization form in time to implement the authorized withholding for the payroll period that includes such Enrollment Date, no withholding shall be made on behalf of such Participant pursuant to this Plan until the next succeeding payroll period.

The payroll deduction authorization form executed by a Participant shall request withholding, by means of substantially equal payroll deductions over the Plan Year, of an amount which shall be not more than 10% nor less than 1% of such Participant's Compensation for the Plan Year. A Participant may change the withholding rate of his or her payroll deduction authorization within such limits by delivering a new payroll deduction authorization form to the Company; provided, however, that a change pursuant to this sentence may be made by each Participant no more than three times in respect of any Plan Year; and provided further, that if the Company does not receive such new payroll deduction authorization form in time to implement the change for the payroll period during which it receives such form, the change authorized thereby shall not be made until the next succeeding payroll period. All amounts withheld in accordance with a Participant's payroll deduction authorization shall be credited to a withholding account for such Participant. No interest shall be payable on withholding accounts.

Section 7. Grant of Options. Each Participant shall be granted an Option on the first day of each Plan Year to purchase shares of Common Stock; provided, however, that a Participant who begins participation on an Enrollment Date other than January 1 in accordance with Section 6 shall be granted an Option on such Enrollment Date and on the first day of each succeeding Plan Year. Each Option shall be exercisable in installments on the last business day of each calendar month during the Plan Year, beginning with the month in which the Option is granted, for the number of whole shares of Common Stock to be determined by dividing (a) the balance in the Participant's withholding account on the last business day of the month by (b) the purchase price per share of the Common Stock as determined under Section 8. In no event shall the number of shares with respect to which an Option is granted to a Participant in a Plan Year exceed that number of shares which has an aggregate Fair Market Value (determined on the date of grant) of U.S. $25,000, and the number of shares actually purchased by a Participant in a Plan Year may not exceed this number. The Company shall reduce, on a substantially proportionate basis, the number of shares of Common Stock receivable by each Participant upon exercise of an Option in any month in the event that the total number of shares then available under the Plan is less than the total number of shares with respect to which all Participants exercise Options in such month.

Section 8. Option Price. The purchase price per share of Common Stock under each installment of each Option shall equal the lesser of (a) 85% of the Fair Market Value per share of Common Stock on the date of grant of the Option or (b) 85% of the Fair Market Value per share of Common Stock on the date on which the installment is exercised.

Section 9. Exercise of Options. An employee who is a Participant in the Plan on the last business day of a month shall be deemed automatically to have exercised the current installment of the Option granted to him or her for that Plan Year. Upon such exercise, the Company shall apply the entire balance of the Participant's withholding account to the purchase of the maximum number of whole shares of Common Stock as determined under Section 7. For purposes of this Section 9, the balance in the withholding account of a Participant whose salary or wages are not computed in United States dollars shall be converted into United States dollars in accordance with the New York foreign currency exchange rate as reported in The Wall Street Journal for the last business day of the month. Shares of Common Stock purchased for a Participant under the Plan shall be held in custody for the account of such Participant as provided in the following paragraph unless he or she has requested, by written notice to the Company at any time, with respect to any installment of an Option or with respect to all installments, that certificates representing shares purchased for his or her account under the Plan not be held in custody. The Company shall issue and deliver to the Participant certificates representing shares for which such a request has been made as soon as practicable after such shares are purchased, subject to the limitations set forth in the following sentence of this Section 9. Certificates representing shares for which such a request has not previously been made and which are being held in custody shall be issued and delivered to the Participant as soon as practicable after the end of the month in which the Participant makes a written request to the Company therefor; provided, however, that the obligation of the Company to deliver shares of Common Stock shall be postponed for such period of time as may be necessary to register or qualify the purchased shares under the Securities Act of 1933 and any applicable foreign or state securities law; and, provided further, that the Participant shall not be entitled to receive a certificate representing the shares in his or her account under the Plan, other than at the end of a Plan Year or upon withdrawal from the Plan pursuant to Section 10 or 11, unless there are ten or more shares in such account.

The Company shall issue or cause to be issued one or more global certificates (collectively, the "Global Certificate"), in the name of an officer or officers of the Company designated from time to time by the Committee to serve as Custodian for Participants in the Plan, representing all shares purchased for Participants under the Plan that the Company has not been requested to deliver to the Participants. The Company shall maintain complete and accurate records indicating the number of shares purchased for each Participant under the Plan for which certificates have not been issued and delivered to such Participant, and the Company shall, no less frequently than quarterly, deliver reports to such Participants indicating such number of shares and containing such other information as the Company may deem necessary or advisable. A Participant shall possess all of the rights and privileges of a shareholder of the Company with respect to Common Stock purchased under the Plan upon the issuance to or for the benefit of the Participant of a certificate or certificates (including the Global Certificate) representing such shares. The Company shall deliver or cause to be delivered to each Participant for whom shares of Common Stock have been purchased under the Plan and are represented by the Global Certificate all dividends and distributions in respect of such shares and all notices, proxy statements and other communications to the Company's shareholders in accordance with applicable law and the rules and regulations of the Securities and Exchange Commission.

No fractional shares shall be issued upon exercise of any installment of an Option. Any balance remaining in a Participant's withholding account following exercise of an installment shall be returned to the Participant, except that any such balance representing a fractional share of Common Stock shall be retained in the withholding account and applied to the purchase of shares in the next month. The cash proceeds received by the Company upon exercise of an Option shall constitute general funds of the Company. To the extent any installment of an Option is exercised with respect to less than all of the shares of Common Stock available for purchase under such installment, the unexercised portion of the installment shall expire and become null and void as of the end of the month for which such installment was exercisable. Any unexercised portion of an Option shall expire and become null and void as of the end of the Plan Year in which such Option was granted.

Section 10. Cancellation of Option and Withdrawal From the Plan. A Participant who holds an Option under the Plan may at any time prior to exercise of the final installment thereof pursuant to Section 9 cancel the remaining unexercised portion of such Option by written notice delivered to the Company. Upon such cancellation, the balance in the Participant's withholding account and any shares being held in custody shall be returned to such Participant and he or she shall cease to be a Participant. Partial cancellation shall not be permitted.

A Participant may terminate his or her payroll deduction authorization as of any date by written notice delivered to the Company and shall thereby cease to be a Participant as of such date. Partial termination of a payroll deduction authorization shall not be permitted, except to the extent expressly permitted by Section 6 of this Plan. Any Participant who voluntarily terminates his or her payroll deduction authorization prior to the last business day of a month shall be deemed to have cancelled the remaining unexercised portion of his or her Option, including the installment that would have been exercisable on the last business day of such month.

A Participant who withdraws from the Plan pursuant to this Section 10 may re-enroll as of any subsequent Enrollment Date on which he or she is an Eligible Employee in accordance with the procedure set forth in Section 6 of this Plan; provided, however, that a Participant shall not be permitted to re-enroll in the Plan until an Enrollment Date that is at least six months after the date of his or her withdrawal.

Section 11. Termination of Employment. Upon the termination of a Participant's employment with the Company or an Affiliate for any reason, such person shall cease to be a Participant, the unexercised portion of any Option held by such Participant under the Plan shall be deemed cancelled, the balance of such Participant's withholding account and any shares being held in custody shall be returned to such Participant (or, in the event of the Participant's death, to the executor or administrator of his or her estate) and he or she shall have no further rights under the Plan.

All Participants shall have the same rights and privileges under the Plan. Notwithstanding the foregoing, nothing in the Plan shall confer upon any Participant any right to continue in the employ of the Company or an Affiliate or in any way interfere with the right of the Company or an Affiliate to terminate the employment of the Participant at any time, with or without cause. Transfers of employment among the Company and its Affiliates and approved leaves of absence not exceeding 90 days shall not be considered terminations of employment for purposes of this Plan.

Section 12. Transferability. An Option granted under the Plan shall not be transferable by the Participant and shall be exercisable only by the Participant.

Section 13. Adjustments Upon Changes in Common Stock. In the event the Company shall effect a split of the Common Stock or declare a dividend payable in Common Stock, or in the event the outstanding Common Stock shall be combined into a smaller number of shares, the maximum number of shares as to which Options may be granted under the Plan shall be increased or decreased proportionately, and the Fair Market Value per share of Common Stock as of the date of grant of all outstanding Options shall be adjusted, for purposes of making the determination required by Section 8 of this Plan, in a manner deemed appropriate by the Board of Directors.

In the event of a reclassification of Common Stock not covered by the foregoing, or in the event of a liquidation or reorganization of the Company, including a merger, consolidation or sale of assets, the Board of Directors shall make such adjustments, if any, as it may deem appropriate in the number, purchase price and kind of shares that are covered by Options theretofore granted under the Plan or that are otherwise subject to the Plan. The provisions of this Section shall only be applicable if, and only to the extent that, the application thereof does not conflict with any valid governmental statute, regulation or rule.

Section 14. Amendment and Termination of the Plan. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan shall terminate when all or substantially all of the Common Stock reserved for purposes of the Plan has been purchased. No Options may be granted after termination of the Plan. The Board of Directors may at any time suspend, terminate, amend or modify the Plan, in whole or in part; provided, however, that no amendment or modification of the Plan shall become effective without the approval of such amendment or modification by the shareholders of the Company if the Company, on the advice of counsel, determines that such shareholder approval is necessary or desirable.

No termination or amendment of the Plan shall adversely affect the rights of a Participant under an outstanding Option, except with the consent of such Participant.

Section 15. Requirements of Law. The granting of Options and the issuance of Common Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations and to such approval by governmental agencies as may be required.

Section 16. Effective Date of the Plan. The Plan shall become effective, as of the date of its adoption by the Board of Directors, if it is duly approved at the 1993 annual meeting of shareholders of the Company. The affirmative vote of the holders of at least a majority of the shares of stock of the Company present and voting on the approval of the Plan at the meeting, provided that the total number of shares voting for the proposal represents more than 50% of the total number of shares of stock entitled to vote at such annual meeting, shall be required to approve the Plan. If the Plan is not so approved, the Plan shall terminate, the unexercised portions of all Options granted hereunder shall be null and void and all shares of Common Stock theretofore issued upon the exercise of Options under the Plan shall be deemed cancelled. Certificates representing shares issued to Participants prior to shareholder approval of the Plan shall bear appropriate legends indicating that the shares have been issued contingent upon shareholder approval and are cancellable in the event such approval is not obtained. Upon such cancellation, Participants shall promptly deliver to the Company all certificates representing cancelled shares and the Company shall promptly return to the Participants, without interest, all funds obtained from such Participants through payroll deductions and used for the purchase of such shares.

Section 17. Rule 16b-3 Compliance. Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors adopted under the Exchange Act, some of which conditions are not set forth herein. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

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APPENDIX B

# CARRINGTON LABORATORIES, INC.
# 2004 STOCK OPTION PLAN

## ARTICLE I

### General

Section 1.01. Purpose. It is the purpose of the Plan to promote the interests of the Company and its shareholders by attracting, retaining and stimulating the performance of selected Employees, Directors and Consultants by giving such Employees, Directors and Consultants the opportunity to acquire a proprietary interest in the Company and an increased personal interest in its continued success and progress.

Section 1.02. Definitions. As used herein the following terms have the following meanings:

(a) "Affiliate" means any parent or subsidiary corporation of the Company within the meaning of Section 424(e) and (f) of the Code.

(b) "Board" means the Board of Directors of the Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended.

(d) "Committee" means the Stock Option Committee described in Article II hereof.

(e) "Common Stock" means the $0.01 par value Common Stock of the Company.

(f) "Company" means Carrington Laboratories, Inc., a Texas corporation.

(g) "Consultant" means any consultant or advisor of the Company or an Affiliate who is not an Employee or Director, provided that bona fide services are rendered by the consultant or advisor and such services are not in connection with the offer or sale of securities in a capital-raising transaction.

(h) "Director" means a member of the Board.

(i) "Employee" means any employee of the Company or an Affiliate.

(j) "Employee-Director" means an Employee who is a Director.

(k) "Fair Market Value" means (A) the closing sales price of the Common Stock on the date in question (or, if there is no reported sale on such date, then on the last preceding date on which a reported sale occurred), as reported on the NASDAQ National Market (if the Common Stock is not listed on a national securities exchange and sales of the Common Stock are regularly reported on such market), or as reported on a national securities exchange (if the Common Stock is listed for trading on such exchange), or (B) the mean between the bid and ask prices of the Common Stock on the date in question (or, if there is no report of such prices on such date, then on the last preceding date on which such prices were reported), as reported by the National Association of Securities Dealers, Inc.

(l) "Option" means any option to purchase shares of Common Stock granted pursuant to the provisions of the Plan.

(m) "Optionee" means an Employee, Outside Director or Consultant who has been granted an Option under the Plan.

(n) "Outside Director" means a Director who is not an Employee.

(o) "Plan" means this Carrington Laboratories, Inc. 2004 Stock Option Plan.

Section 1.03. Number of Shares. Options may be granted by the Company from time to time under the Plan to purchase an aggregate of 500,000 shares of the authorized Common Stock. If any Option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such expired or terminated Option shall be available for purposes of the Plan.

ARTICLE II

Administration

The Plan shall be administered by a Stock Option Committee which shall consist of two or more Outside Directors, all of whom are both a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3") and an "outside director" within the meaning of the definition of such term as contained in Treasury Regulation Section 1.162-27(e)(3) interpreting Section 162(m) of the Code, or any successor definitions adopted. Each member of the Committee shall be appointed by and shall serve at the pleasure of the Board. The Board shall have the sole continuing authority to appoint members of the Committee both in substitution for members previously appointed and to fill vacancies however caused. The following provisions shall apply to the administration of the Plan:

(a) The Committee shall designate one of its members as Chairman and shall hold meetings at such times and places as it may determine. Each member of the Committee shall be notified in writing of the time and place of any meeting of the Committee at least two days prior to such meeting, provided that such notice may be waived by a Committee member. A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority of the members of the Committee present at any duly called meeting at which a quorum is present (as well as any action unanimously approved in writing) shall constitute action by the Committee.

(b) The Committee may appoint a Secretary (who need not be a member of the Committee) who shall keep minutes of its meetings. The Committee may make such rules and regulations for the conduct of its business as it may determine.

(c) The Committee shall have full authority, subject to the express provisions of the Plan, to interpret the Plan, to provide, modify and rescind rules and regulations relating thereto, to determine the terms and provisions of each Option and the form of each option agreement evidencing an Option granted under the Plan and to make all other determinations and perform such actions as the Committee deems necessary or advisable to administer the Plan. In addition, the Committee shall have full authority, subject to the express provisions of the Plan, to determine the Employees, Outside Directors and Consultants to whom Options shall be granted, the time or date of grant of each such Option, the number of shares subject thereto, and the price at which such shares may be purchased. In making such determinations, the Committee may take into account the nature of the services rendered by the Employee, Outside Director or Consultant, his present and potential contributions to the success of the Company's business and such other facts as the Committee in its discretion shall deem appropriate to carry out the purposes of the Plan.

(d) Notwithstanding the authority hereby delegated to the Committee to grant Options under the Plan, the Board also shall have full authority, subject to the express provisions of the Plan, to grant Options under the Plan, to interpret the Plan, to provide, modify and rescind rules and regulations relating to it, to determine the terms and provisions of Options granted under the Plan and to make all other determinations and perform such actions as the Board deems necessary or advisable to administer the Plan.

(e) No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Option granted hereunder.

## ARTICLE III

### Grants of Options to Outside Directors

Section 3.01. Grants of Options. During the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Outside Director for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. Options granted to Outside Directors need not be uniform. The Options granted under this Article III shall not be incentive stock options under Section 422 of the Code.

Section 3.02. Price. The purchase price per share of Common Stock under each Option granted under this Article III shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock on the date of grant of such Option.

Section 3.03. Option Period and Terms of Exercise of Options. Except as otherwise provided for herein, each Option granted to an Outside Director under the Plan shall be exercisable in whole or in part during such period as the Committee shall determine, which period shall not be longer than ten years from the date of grant of such Option. Unless otherwise provided in the option agreement, any Option granted to an Outside Director shall remain effective during its entire term regardless of whether the Optionee continues to serve as a Director; provided, however, that the otherwise unexpired portion of any Option granted hereunder to an Outside Director shall expire and become null and void immediately upon the termination of such Outside Director's Board membership if such Outside Director ceases to serve on the Board by reason of such Outside Director's (a) fraud or intentional misrepresentation, or (b) embezzlement, misappropriation or conversion of assets or opportunities of the Company or any Affiliate. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to an Outside Director shall confer upon such Director any right to continue as a Director of the Company.

## ARTICLE IV

### Grants of Options to Employees

Section 4.01. Grants of Options. At any time and from time to time during the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Employee for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. Options granted to Employees need not be uniform. The Committee, in its discretion, may designate any Option granted to an Employee as an incentive stock option intended to qualify under Section 422 of the Code; provided, however, that the aggregate Fair Market Value of the Common Stock with respect to which incentive stock options granted to an Employee under the Plan (including all options qualifying as incentive stock options pursuant to Section 422 of the Code granted to such Employee under any other plan of the Company or any Affiliate) are exercisable for the first time by such Employee during any calendar year shall not exceed $100,000, determined as of the date the incentive stock option is granted. If an Option that is intended to be an incentive stock option shall be granted and such Option does not comply with the proviso of the immediately preceding sentence, such Option shall not be void but shall be deemed to be an incentive stock option to the extent it does not exceed the limit established by such proviso and shall be deemed a nonqualified stock option to the extent it exceeds that limit.

The aggregate number of shares of Common Stock for which any Employee may be granted Options under the Plan during any one calendar year shall not exceed 50,000.

Section 4.02. Price. The purchase price per share of Common Stock under each Option granted under this Article IV shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock at the time the Option is granted; provided, however, that the purchase price per share of Common Stock under any incentive stock option granted to an Optionee who, at the time such incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate shall be at least 110% of the Fair Market Value per share of Common Stock at the date of grant.

Section 4.03. Option Period and Terms of Exercise of Employee Options. Except as otherwise provided herein, each Option granted to an Employee under the Plan shall be exercisable during such period as the Committee shall determine. The option agreement embodying the award of an Option shall set forth the extent to which the Employee shall have the right to exercise the Option following termination of the Employee's employment of the Company. Such provisions shall be determined by the Committee in its absolute discretion, need not be uniform among all Options granted under the Plan and may reflect distinctions based on the reasons for termination of employment. In the event an Employee's option agreement embodying the award of an Option does not set forth such termination provisions, the otherwise unexpired portion of any Option granted to an Employee shall expire and become null and void no later than upon the first to occur of (i) the expiration of ten years from the date such Option was granted, (ii) the expiration of 30 days from the date of termination of the Optionee's employment with the Company or an Affiliate for any reason other than his retirement, death or disability (within the meaning of Section 22(e)(3) of the Code), (iii) the expiration of one year from the date of termination of the Optionee's employment with the Company or an Affiliate by reason of his death or disability (within the meaning of Section 22(e)(3) of the Code), (iv) the expiration of three years from the date of termination of such Optionee's employment with the Company or an Affiliate by reason of his retirement, or (v) the expiration of two years from the date of such Optionee's death following the termination of his employment with the Company or an Affiliate by reason of his retirement.

Anything herein to the contrary notwithstanding, the otherwise unexpired portion of any Option granted to an Employee hereunder shall expire and become null and void immediately upon the termination of such Employee's employment with the Company or an Affiliate by reason of such Employee's fraud, dishonesty or performance of other acts detrimental to the Company or an Affiliate, or if, following the termination of the Employee's employment with the Company or an Affiliate, the Company determines that there is good cause to cancel such Option.

Any incentive stock option granted to an Optionee who, at the time such incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate shall not be exercisable after the expiration of five years from the date of its grant.

Under the provisions of any option agreement evidencing an Option granted to an Employee, the Committee may limit the number of shares purchasable thereunder in any period or periods of time during which the Option is exercisable and may impose such other terms and conditions upon the exercise of an Option as are not inconsistent with the terms of the Plan; provided, however, that the Committee, in its discretion, may accelerate the exercise date of any such Option.

Section 4.04. Termination of Employment. A transfer of employment among the Company and any of its Affiliates shall not be considered to be a termination of employment for the purposes of the Plan. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to an Employee, including an Employee-Director, shall confer upon any Optionee any right to continue in the employ of the Company or any Affiliate or in any way interfere with the right of the Company or any Affiliate to terminate the employment of the Optionee at any time, with or without cause.

## ARTICLE V

### Grant of Options to Consultants

Section 5.01. Grant of Options. At any time and from time to time during the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Consultant for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. Options granted to Consultants need not be uniform. The Options granted under this Article V shall not be incentive stock options under Section 422 of the Code.

Section 5.02. Price. The purchase price per share of Common Stock under each Option granted under this Article V shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock at the time the Option is granted.

Section 5.03. Option Period and Terms of Exercise of Consultant Options. Except as otherwise provided for herein, each Option granted to a Consultant under the Plan shall be exercisable during such period as the Committee shall determine. Unless the option agreement provides otherwise, the otherwise unexpired portion of any Option granted to a Consultant shall expire and become null and void no later than upon the first to occur of (i) the expiration of ten years from the date such Option was granted or (ii) the expiration of one year from the date of the Consultant's death. Anything herein to the contrary notwithstanding, the otherwise unexpired portion of any Option granted to a Consultant hereunder shall expire and become null and void immediately upon the termination of the Consultant's services to the Company or an Affiliate by reason of the Consultant's fraud, dishonesty or performance of other acts detrimental to the Company or an Affiliate, or if, at any time during or after the performance of the Consultant's services to the Company or an Affiliate, the Company determines that there is good cause to cancel such Option.

Under the provisions of any option agreement evidencing an Option granted to a Consultant, the Committee may limit the number of shares purchasable thereunder in any period or periods of time during which the Option is exercisable and may impose such other terms and conditions upon the exercise of an Option as are not inconsistent with the terms of the Plan; provided, however, that the Committee, in its discretion, may accelerate the exercise date of any such Option.

Section 5.04. Termination of Consulting Services. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to a Consultant shall confer upon any Consultant any right to continue as a consultant or advisor of the Company or any Affiliate or in any way interfere with the right of the Company or any Affiliate to terminate the services of the Consultant at any time, with or without cause.

## ARTICLE VI

### Miscellaneous

Section 6.01. Adjustments Upon Changes in Common Stock. In the event the Company shall effect a split of the Common Stock or a dividend payable in Common Stock, or in the event the outstanding Common Stock shall be combined into a smaller number of shares, the maximum number of shares as to which Options may be granted under the Plan shall be decreased or increased proportionately. In the event that, before delivery by the Company of all of the shares of Common Stock for which any Option has been granted under the Plan, the Company shall have effected such a split, dividend or combination, the shares still subject to such Option shall be increased or decreased proportionately and the purchase price per share shall be decreased or increased proportionately so that the aggregate purchase price for all of the shares then subject to such Option shall remain the same as immediately prior to such split, dividend or combination.

In the event of a reclassification of Common Stock not covered by the foregoing, or in the event of a liquidation or reorganization (including a merger, consolidation or sale of assets) of the Company, the Board shall make such adjustments, if any, as it may deem appropriate in the number, purchase price and kind of shares covered by the unexercised portions of Options theretofore granted under the Plan. The provisions of this Section shall only be applicable if, and only to the extent that, the application thereof does not conflict with any valid governmental statute, regulation or rule.

Subject to Article VI, Section 6.02 of the Plan, and notwithstanding any indication to the contrary in the preceding paragraphs of this Section 6.01, upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company, the maturity of all Options then outstanding under the Plan (other than Options granted under Article V hereof) shall be accelerated automatically, so that all such Options shall become exercisable in full with respect to all shares as to which they shall not have previously been exercised or become exercisable; provided, however, that no such acceleration shall occur with respect to Options held by Optionees whose employment with the Company or an Affiliate shall have terminated prior to the occurrence of such Change in Control. To the extent that an Option is not exercised upon a Change of Control, the Committee may, in its discretion, cancel any such Option and pay to the Optionee an amount in cash equal to the excess, if any, of the aggregate Fair Market Value of the shares of Common Stock subject to the Option as of the date of the Change of Control over the applicable exercise price, or provide for a replacement option with respect to such property and on such terms as it deems appropriate.

For purposes of the Plan, a "Change in Control" of the Company shall be deemed to have occurred if:

(a) the shareholders of the Company shall approve:

(i) any merger, consolidation or reorganization of the Company (a "Transaction") in which the shareholders of the Company immediately prior to the Transaction would not, immediately after the Transaction, beneficially own, directly or indirectly, shares representing in the aggregate more than 50% of all votes to which all shareholders of the corporation issuing cash or securities in the Transaction (or of its ultimate parent corporation, if any) would be entitled under ordinary circumstances in the election of directors, or in which the members of the Company's Board immediately prior to the Transaction would not, immediately after the Transaction, constitute a majority of the board of directors of the corporation issuing cash or securities in the Transaction (or of its ultimate parent corporation, if any),

(ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions contemplated or arranged by any party as a single plan) of all or substantially all of the Company's assets, or

(iii) any plan or proposal for the liquidation or dissolution of the Company;

(b) individuals who constitute the Company's Board as of March 12, 2004 (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this subparagraph (b), any individual who becomes a Director of the Company subsequent to March 12, 2004, and whose election, or nomination for election by the Company's shareholders, is approved by a vote of at least a majority of the Incumbent Directors who are Directors at the time of such vote, shall be considered an Incumbent Director; or

(c) any "person," as that term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than the Company, any of its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity organized, appointed or established by the Company for or pursuant to the terms of such plan), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" or "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company representing in the aggregate 20% or more of either (i) the then outstanding shares of Common Stock or (ii) the combined voting power of all then outstanding securities of the Company having the right under ordinary circumstances to vote in an election of the Company's Board ("Voting Securities"), in either such case other than as a result of acquisitions of such securities directly from the Company.

Notwithstanding the foregoing, a "Change in Control" of the Company shall not be deemed to have occurred for purposes of subparagraph (c) of this Section 6.01 solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Common Stock or other Voting Securities outstanding, increases (i) the proportionate number of shares of Common Stock beneficially owned by any person to 20% or more of the shares of Common Stock then outstanding or (ii) the proportionate voting power represented by the Voting Securities beneficially owned by any person to 20% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any person referred to in clause (i) or (ii) of this sentence shall thereafter become the beneficial owner of any additional shares of Common Stock or other Voting Securities (other than as a result of a stock split, stock dividend or similar transaction), then a "Change in Control" of the Company shall be deemed to have occurred for purposes of subparagraph (c) of this Section 6.01.

Section 6.02. Amendment and Termination of the Plan. Subject to the right of the Board to terminate the Plan prior thereto, the Plan shall terminate at the expiration of ten years from March 12, 2004. No Options may be granted after termination of the Plan. The Board may at any time suspend, terminate, amend or modify the Plan; provided, however, that no amendment or modification of the Plan shall become effective without the approval of such amendment or modification by the shareholders of the Company if the Company, on the advice of counsel, determines that such shareholder approval is necessary or desirable. Upon termination of the Plan, the terms and provisions of the Plan shall, notwithstanding such termination, continue to apply to Options granted prior to such termination. No suspension, termination, amendment or modification of the Plan shall adversely affect the rights of an Optionee under an Option, except with the consent of such Optionee.

Section 6.03. Payment of Purchase Price; Application of Funds. Upon exercise of an Option, the purchase price shall be paid in full in cash or a cash equivalent acceptable to the Committee; provided, however, that at the request of an Optionee and to the extent permitted by applicable law, the Company shall approve reasonable arrangements with Optionees who are Outside Directors and may, in its sole and absolute discretion, approve reasonable arrangements with one or more Optionees who are Employees or Consultants and their respective brokerage firms, under which such an Optionee may exercise his Option by delivering to the Company an irrevocable notice of exercise, together with such other documents as the Company shall require, and the Company shall, upon receipt of full payment in cash or an acceptable cash equivalent of the purchase price and any other amounts due in respect of such exercise, deliver to such Optionee's brokerage firm one or more certificates representing the shares of Common Stock issued in respect of such exercise. The proceeds of any sale of Common Stock covered by Options shall constitute general funds of the Company.

Section 6.04. Requirements of Law. The granting of Options and the issuance of Common Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations and to such approval by governmental agencies as may be required. The Plan shall be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Texas.

Section 6.05. Nontransferability of Options. An Option granted under the Plan shall not be transferable by the Optionee except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by the Optionee.

Section 6.06. Investment Letter. The Company's obligation to deliver Common Stock with respect to an Option shall be conditioned upon its receipt from the Optionee to whom such Common Stock is to be delivered of an executed investment letter containing such representations and agreements as the Committee may determine to be necessary or advisable in order to enable the Company to issue and deliver such Common Stock to such Optionee in compliance with the Securities Act of 1933 and other applicable federal, state or local securities laws or regulations.

Section 6.07. Date of Adoption and Effective Date of the Plan. The Plan shall become effective as of March 12, 2004, the date of its adoption by the Board, provided it is duly approved by the holders of a majority of the shares of Common Stock present or represented and entitled to vote at a meeting of shareholders of the Company duly held in accordance with applicable law within 12 months after the date of adoption of the Plan by the Board. If the Plan is not so approved, the Plan shall terminate and any Option granted hereunder shall be null and void.

Section 6.08. Withholding Taxes. The Company shall be entitled to deduct from any payment made under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment, may require the Optionee to pay to the Company such withholding taxes prior to and as a condition of the making of any payment or the issuance or delivery of any shares of Common Stock under the Plan, and shall be entitled to deduct from any other compensation payable to the Optionee any withholding obligations with respect to Options under the Plan. In accordance with any applicable administrative guidelines it establishes, the Board may allow an Optionee to pay the amount of taxes required by law to be withheld by (i) withholding shares of Common Stock from any payment of Common Stock due as a result of the Option or (ii) permitting the Optionee to deliver to the Company previously acquired shares of Common Stock, in each case having a Fair Market Value equal to the amount of such required withholding taxes. No payment shall be made and no shares of Common Stock shall be issued pursuant to any Option unless and until the applicable tax withholding obligations have been satisfied.

Section 6.09. Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan, and no payment or other adjustment shall be made in respect of any such fractional shares.

Section 6.10. No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including, but not limited to the Company and its Affiliates and their respective directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including, but not limited to, federal, state and local income, estate and gift tax treatment, will be applicable with respect to any Options granted hereunder or that such tax treatment will apply or be available to an Optionee on account of participation in the Plan.

Section 6.11. Miscellaneous. Headings are given to the articles and sections of the Plan solely for convenience and to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction of the Plan or any provisions hereof. Words of any gender used in the Plan shall be construed to include any other gender, unless the context requires otherwise. Wherever the context of the Plan dictates, the use of the singular shall also include within its meaning the plural, and vice versa.

APPENDIX C

CARRINGTON LABORATORIES, INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

## I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system,
- recommend to the Board of Directors the engagement and discharge of the Corporation's independent accountants, and monitor their independence,
- review and appraise the audit efforts of the Corporation's independent accountants, and
- provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill those responsibilities by carrying out the activities enumerated in Section IV of the Charter.

## II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an independent director (as that term is defined in Rule 4200 of the National Association of Securities Dealers, Inc.), and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member of the Committee shall be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement, or shall become able to do so within a reasonable period of time after being appointed to the Committee. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background giving him or her financial sophistication, which may include being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Notwithstanding the preceding paragraph, one director who is not independent and is not a current employee of the Corporation or an immediate family member of such an employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, (i) determines that such director's membership on the Committee is required by the best interests of the Corporation and its shareholders, and (ii) discloses the nature of the relationship and the reasons for that determination in the Corporation's next annual proxy statement subsequent to such determination.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board to serve until the next annual organizational meeting of the Board and until their respective successors shall be duly elected and qualified or until their earlier respective death, resignation, disqualification or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

## III. MEETINGS

The Committee shall meet at least two times annually or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent accountants in separate executive sessions to discuss any matters that the Committee or either of these groups believes should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management quarterly to review the Corporation's financial statements.

## IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the Corporation's annual financial statements and any financial reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3. Review with financial management and the independent accountants each Form 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Auditors

4. In recognition of the independent accountants' ultimate accountability to the Board of Directors and the Audit Committee, which are representatives of the Corporation's shareholders, the Committee shall review and evaluate the performance of the independent accountants and, when circumstances warrant, recommend to the Board the discharge of the independent accountants and the engagement of new independent accountants, considering their effectiveness, independence and cost.

5. At least annually, (i) obtain from the accountants a formal written statement delineating all of their relationships with the Corporation, consistent with applicable standards promulgated by the Independence Standards Board, and (ii) actively engage in a dialogue with the accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence. The Committee shall also recommend from time to time appropriate action to be taken by the Board to oversee the independence of the accountants.

6. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the Corporation's financial statements.

Financial Reporting Processes

7. In consultation with the independent accountants, review the integrity of the Corporation's financial reporting processes, both internal and external.

8. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

9. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants or management.

Process Improvement

10. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11. Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12. Review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements.

13. Review with the independent accountants and management, the extent to which changes or improvements in financial or accounting practices, as approved by the Board, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

14. Periodically evaluate the need for an internal audit function for the Corporation.

Ethical and Legal Compliance

15. Review and update periodically the Corporation's Business Conduct Policy and ensure that management has established a system to enforce this Policy.

16. Review management's monitoring of the Corporation's compliance with its Business Conduct Policy and ensure that management has the proper review system in place to ensure that Corporation's financial statements, report and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

17. Review, with the Corporation's counsel, legal compliance matters including corporate securities trading policies.

18. Review, with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

19. Perform any other activities consistent with this Charter, the Corporation's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

[THIS PAGE IS INTENTIONALLY BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Wsshington, D.C. 20549

# Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
Commission File Number 0-11997

# Carrington Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| Texas | 75-1435663 |
| (State of Incorporation) | (IRS Employer ID No.) |

2001 Walnut Hill Lane, Irving, Texas 75038
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 518-1300

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of exchange on which registered |
|---|---|
| None | |

Securities registered pursuant to Section 12(g) of the Act:

Common Stock ($.01 par value)
(Title of class)
Preferred Share Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 126-2 of the Act). Yes ___ No _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (treating all executive officers and directors of the Registrant and holders of 10% or more of shares outstanding, for this purpose, as if they may be affiliates of the Registrant) was $42,016,000, computed by reference to the price at which common equity was sold on March 11, 2004.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

10,451,816 shares of Common Stock, par value $.01 per share, were outstanding on March 11, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 20, 2004 are incorporated by reference into Part III hereof, to the extent indicated herein.

# PART I

ITEM 1. BUSINESS.

## General

Incorporated in Texas in 1973, Carrington Laboratories, Inc. ("Carrington" or the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. See Note Thirteen to the consolidated financial statements in this Annual Report for financial information about these business divisions. The Company sells prescription and nonprescription human and veterinary products through its Medical Services Division. Through Caraloe, Inc., its consumer products subsidiary, the Company sells consumer and bulk raw material products and also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets. The Company's research and product portfolios are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant.

In 2001, the Company incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. ("DelSite"). DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients.

### Medical Services Division

Carrington's Medical Services Division offers a comprehensive line of wound management products. Carrington products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for Carrington's wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, for example, enterostomal therapists.

In response to changing market conditions and to improve the Company's competitive position, the Company decided during 2000 to redirect the distribution of its Medical Services products from multiple distributors to a single, sole-source distributor. As a result of this decision, the Company entered into an exclusive Distributor and License Agreement effective December 1, 2000 with Medline Industries, Inc. ("Medline"). The agreement provides that Carrington will continue to manufacture its existing line of products and sell them to Medline at specified prices. The prices, which were generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost. The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales, except that the royalty on certain high volume commodity products will be two percent.

The Company maintains control of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country. In order to promote continued brand-name recognition, the Company engages in limited marketing and advertising to bolster Medline's efforts in these areas.

The Company has several distribution and licensing agreements for the sale of its products into international markets. The Company also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the growing Internet market are also addressed through the Company's websites, www.carringtonlabs.com and www.woundcare.com.

The Company also produces Acemannan Immunostimulant™, a Biologic fully licensed by the United States Department of Agriculture ("USDA") as an adjuvant therapy for certain cancers in dogs and cats. This product, in addition to several wound and skin care products developed specifically for the veterinary market, are marketed and distributed through an exclusive distribution arrangement with Farnam Companies, Inc., a leading veterinary marketing company.

Carrington is actively involved in developing and promoting the SaliCept™ line of products, which includes an oral rinse, patches for oral wounds and extraction sites, and other products. The SaliCept line™ is supported by a dedicated sales representative and the Company is actively seeking a strategic sales/distribution partner for this line.

Caraloe, Inc.

Caraloe, Inc., a subsidiary of the Company, markets or licenses consumer products and bulk raw materials utilizing the Company's patented complex carbohydrate technology into the consumer health and nutritional products markets. Caraloe's premier product is Manapol® powder, a bulk raw material rich in complex carbohydrates. Manapol® powder is marketed to manufacturers of nutritional products who desire quality complex carbohydrate ingredients for their finished products. Caraloe also markets finished products containing Manapol® powder into domestic health and nutritional products markets through health food stores, through internet marketing services at www.aloevera.com, and to the international marketplace on a non-contract, purchase order basis. In the fourth quarter of 2000, Caraloe introduced a new raw material, Hydrapol™, for use by cosmetic manufacturers.

In 1997, Caraloe signed a non-exclusive supply agreement with Mannatech, Inc. to supply Manapol® powder. This agreement was renewed through December 2004 and contains monthly minimum purchase requirements. During 2001, 2002, and 2003 sales of Manapol® powder to this customer represented 30%, 35%, and 35%, respectively, of the Company's total revenues. Due to the nature of the product and the Company's relationship with this customer, the Company expects this supply agreement will be renewed at the end of December 2004. However, the Company is continually seeking to expand its customer base in this area.

Caraloe, Inc. also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets. In June 2001 a development group was formed to concentrate efforts on providing these services. The scope of services provided by this group includes taking projects from formulation design through manufacturing, manufacturing and filling according to customer-provided formulations and specifications, filling customer-provided packaging components and assembling custom kits for customers.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property, equipment and selected inventories. CBI is a privately held manufacturer of skin and cosmetic products with operations in Carrollton, Texas.

Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for related inventory. In addition, for the five-year period ending in December 2007, the Company agreed to pay CBI an amount equal to 9.0909% of the Company's net sales of CBI's products to CBI's transferring customers up to $6.6 million per year, and 8.5% of the Company's net sales of CBI products to CBI's transferring customers over $6.6 million per year. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. The Company uses these assets in a substantially similar manner. The Company provides services to these customers through Caraloe's development and manufacturing services group.

To finance the acquisition, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. In addition, the Company will pay Medline interest on the advance at the rate of 6.5% per year on the outstanding balance of the advance.

DelSite Biotechnologies, Inc.

In 2001 the Company incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. DelSite operates independently from the Company's research and development program, which supports the activities associated with the Company's Medical Services and Caraloe, Inc. divisions, and was formed to commercialize innovations discovered by scientists at Carrington. Delsite is responsible for the research, development and marketing of the Company's proprietary drug delivery technology based on GelSite™ polymer, a new and unique complex carbohydrate, which was isolated in 1998 from *Aloe vera* L. DelSite commenced operations in January 2002 and is currently developing new technologies for controlled delivery of bioactive proteins and peptides as therapeutics and vaccines.

DelSite's business plan is to partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines. Together with its collaborators and contractors, DelSite has the following capabilities:

- Formulation development
- Feasibility studies
- Preclinical development
- Clinical supply production
- Product scale-up
- Technology transfer

In January 2002 DelSite formed a strategic collaboration with Southern Research Institute, Inc. of Birmingham, Alabama, ("Southern Research") to assist in the development of an injectable drug delivery system based on the GelSite™ polymer. Southern Research is an independent, not-for-profit center for scientific research affiliated with the University of Alabama at Birmingham. Under the three-year collaborative agreement, DelSite retains all product rights plus intellectual property rights to its existing technology as well as any discoveries made by DelSite or Southern Research, either jointly or individually, as a result of any project undertaken as part of the agreement. Southern Research will receive fees and royalties when undertaking certain specified projects on behalf of DelSite. In addition, a second five-year collaborative agreement with Southern Research was signed in April 2003. Under this agreement the two companies will jointly develop an injectable long-term delivery system for proteins and peptides. The companies will jointly own intellectual property that originates from this relationship.

Research and Development

General

Carrington has developed proprietary processes for obtaining materials from *Aloe vera* L. The Company intends to seek approval of the Food and Drug Administration (the "FDA") and other regulatory agencies to sell products containing materials obtained from *Aloe vera* L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by the Company, see "Research and Development — Summary" below. The regulatory approval process, both domestically and internationally, can be protracted and expensive, and there is no assurance that the Company will obtain approval to sell its products for any treatment or use (see "Governmental Regulation" below).

The Company expended approximately $2,442,000, $3,580,000 and $3,660,000 on research and development in fiscal 2001, 2002 and 2003, respectively. Research activities associated with DelSite accounted for 51% of the 2002 and 75% of the 2003 research and development expenditures.

<u>DelSite Research and Development</u>

The Company believes that DelSite's products' functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2004, DelSite intends to focus its activities in drug delivery through developing proof of concept data for potential pharmaceutical and vaccine partners. There is no assurance, however, that DelSite will be successful in its efforts.

The Company sponsors a research and development laboratory at Texas A&M University in association with the College of Veterinary Medicine to support research activities of the Company and its DelSite subsidiary. Pursuant to this arrangement, the Company has access to leading authorities in the life sciences, as well as facilities and equipment to help further the Company's research programs. DelSite also has a research relationship with the University of Southern Mississippi and sponsors research in the University's School of Polymer Science.

DelSite is developing a new platform technology based on its proprietary GelSite™ polymer for controlled delivery of bioactive proteins and peptides as therapeutics and vaccines. Basic proof of concept research is continuing on this material, which includes both injectable delivery of therapeutic proteins and peptides and delivery of protein antigens as vaccines using its proprietary GelVac™ intranasal powder vaccine delivery system. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. Pilot scale production has been accomplished and studies to refine the process are ongoing. The technology has varied utility, but the primary focus of research is in the area of injectable and intranasal drug delivery. Three patents covering this invention have been issued to DelSite with two patents pending. The composition and process patent was issued in 1999.

<u>Specialized Research and Development</u>

The Company also has a separate, specialized research team to support research and in-house development for Carrington products as well as to provide services to customers in the medical, nutraceutical and cosmetic markets. These services typically include research and development of a formulation from the customer's initial concept and specifications. Development efforts also include packaging design, label design and, where required by regulations, production validation.

During 2003, the Specialized Research and Development group contributed to the successful transfer and start-up of the technologies and products acquired from CBI. These activities included proof of formulation capabilities and technology transfer services to assist in production of initial quantities of products in the manufacturing facility. Research and Development provides the necessary technology support to successfully meet requirements for new customers of new cosmetic and nutraceutical products.

In 2003, several wound care projects were also initiated in the general area of wound infection control, which Carrington's marketing partners have identified as a potentially significant addition to its wound care product line.

Human Clinical Studies

The Company's new product programs for its operating divisions do not require clinical trials for clearance or approval prior to commercial distribution. However, the Company intends to support its existing products and new products with clinical studies that will support the product claims and indications for use and thereby demonstrate the product's features and benefits. The Company intends to initiate several such clinical studies during 2004.

Research and Development Summary

The following table outlines the status of the products and potential indications of the Company's products developed, planned or under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PRODUCTS AND POTENTIAL INDICATIONS DEVELOPED, PLANNED OR UNDER DEVELOPMENT

| PRODUCT OR POTENTIAL INDICATION | POTENTIAL MARKET APPLICATIONS | STATUS |
|---|---|---|
| Topical | | |
| Dressings | Pressure and Vascular Ulcers | Marketed |
| Dressings | Diabetic Ulcers, Surgical Wounds | Marketed |
| Cleansers | Wounds | Marketed |
| Anti-fungal | Cutaneous Fungal Infection | Marketed |
| Hydrocolloids | Wounds | Marketed |
| Alginates | Wounds | Marketed |
| Anti-infective | Wounds | Development |
| Sunscreens | Skin | Development |
| Oral | | |
| Human | | |
| Pain Reduction | Mucositis | Marketed |
| Dental | | |
| Pain Reduction | Aphthous Ulcers, Oral Wounds | Marketed |
| Post Extraction Wounds | Oral Surgery | Marketed |
| Injectable | | |
| Human | | |
| Neutropenia | Neutropenia associated with cancer | Discovery |
| GelSite™ polymer (CR1013) | Drug delivery | Preclinical |
| Intranasal | | |
| GelSite™ polymer (CR1013) | Vaccine delivery | Preclinical |
| Veterinary | | |
| Adjunct for cancer | Fibrosarcoma | Marketed |
| Nutraceuticals | | |
| Immune Enhancing Product | Manapol®/Maitake Gold 404® | Marketed |
| Immune Enhancing Product | Manapol®/Calcium Enriched | Clinical Evaluation |

## Licensing Strategy

The Company expects that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of developmental effort and expense. Before governmental approval to market any such product is obtained, the Company may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.

Similarly, the Company intends to license third parties to market products containing defined chemical entities for certain human indications when it lacks the expertise or financial resources to market such products effectively. If the Company is unable to enter into such agreements, it may undertake marketing the products itself for such indications. The Company's ability to market these products for specific indications will depend largely on its financial condition at the time and the results of related clinical trials. There is no assurance that the Company will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to the Company's overall profits.

## Raw Materials and Processing

The principal raw material used by the Company in its operations is the leaf of the plant known as *Aloe vera* L. Through patented processes, the Company obtains several bulk freeze-dried extracts from the central portion of the *Aloe vera* L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel™, is used as an ingredient in certain of the Company's proprietary wound and skin care products.

The Company owns a 405-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 82 acres planted with *Aloe vera* L. The Company is currently performing a land reclamation project on the farm to increase productive acreage. Currently, the Company's need for leaves exceeds the supply of harvestable leaves from the Company's farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from the Company's farm. The Company has entered into several supply agreements with local suppliers near the Company's factory to provide leaves. From time to time the Company also imports leaves from other Latin American countries at prices comparable to those in the local market. The Company anticipates that the suppliers it currently uses will be able to meet all of its requirements for leaves in 2004.

The Company has a 23% ownership interest in Aloe and Herbs International, Inc., ("Aloe & Herbs"), a Panamanian corporation formed for the purpose of establishing an *Aloe vera* L. farm in Costa Rica. The Company purchases leaves from Rancho Aloe, S.A., ("Rancho Aloe") a wholly-owned subsidiary of Aloe & Herbs, which has a 5,000-acre farm in close proximity to the Company's farm, at a market price per kilogram of leaves supplied, with the final price payable to Rancho Aloe based upon the yield of the final product.

As of December 31, 2003, Rancho Aloe was providing an average of 78% of the Company's monthly requirement of leaves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further information regarding the Company's relationship with Aloe & Herbs.

## Manufacturing

Since 1995, the Company's manufacturing facility has been located in the Company's headquarters in Irving, Texas. The Company believes that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of the Company's wound care products is completed by outside vendors. The Company's calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.

All of the Company's proprietary bulk pharmaceutical products and freeze-dried *Aloe vera* L. extracts are produced in its processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of the Company's current product lines and bulk material contracts for the foreseeable future. Certain liquid nutraceutical products which the Company provides to customers on a custom manufacturing basis are also produced at the Costa Rica facility. In addition, production of the Salicept™ Patch has been transferred to the plant in Costa Rica to better meet anticipated market demands for the product for post-extraction wounds and aphthous ulcers.

## Competition

### Research and Development.

The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than the Company. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than the Company to develop, refine, manufacture and market products which have application to the same indications as the Company is exploring. The Company understands that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with the Company's products, both in its present wound care market and in markets associated with products the Company currently has under development.

### Medical Services Division and Caraloe, Inc.

The Company competes against many companies that sell products which are competitive with the Company's products, with many of its competitors using very aggressive marketing efforts. Many of the Company's competitors are substantially larger than the Company in terms of sales and distribution networks and have substantially greater financial and other resources. The Company's ability to compete against these companies will depend in part on the expansion of the marketing network for its products. The Company believes that the principal competitive factors in the marketing of its products are their quality, and that they are naturally based and competitively priced.

## Governmental Regulation

The production and marketing of the Company's products, and the Company's research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. For marketing outside the United States, the Company is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.

### Food and Drug Administration.

The contents, labeling and advertising of many of the Company's products are regulated by the FDA. The Company is required to obtain FDA approval before it can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product.

After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the U.S., the Company is required to meet the requirements of the International Committee on Harmonization and the ISO 13485 regulations for OTC drugs and medical devices, respectively. A company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the European Union.

Certain of the Company's wound and skin care products are registered with the FDA as medical devices pursuant to the regulations under Section 510(k) of the FFDC Act (known as Premarket Notification). A medical device is a product whose primary intended medical purpose, such as to cover a wound, is accomplished without a chemical or pharmacological action. A medical device which is substantially equivalent to a predicate product will be reviewed by the FDA and if clearance to market is granted, then the device can be sold in the United States without additional developmental studies. A medical device which is not substantially equivalent is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. The Company has sought and obtained all its device approvals under Section 510(k). The Company currently markets seven (7) products which require a prescription as medical devices.

Other Regulatory Authorities.

The Company's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The Company's processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency (the "EPA"), as well as the FDA and USDA.

The Company believes that it is in substantial compliance with all applicable laws and regulations relating to its operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on the Company's operations.

The manufacturing, processing, formulating, packaging, labeling and advertising of products of the Company's subsidiary, Caraloe, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which Caraloe's products are distributed and in which Caraloe's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation created a new statutory class, entitled dietary supplement, which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by Caraloe are classified as dietary supplements under DSHEA.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that statements of nutritional support may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., "promotes cardiovascular health").

Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

Governmental regulations in foreign countries where Caraloe plans to commence or expand sales may prevent or delay entry into the market, or prevent or delay the introduction of, or require the reformulation of, certain of Caraloe's products. Compliance with such foreign governmental regulations is generally the responsibility of Caraloe's distributors for those countries. These distributors are independent contractors over which Caraloe has limited control.

As a result of Caraloe's efforts to comply with applicable statutes and regulations, Caraloe has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. Caraloe cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

## Patents and Proprietary Rights

As is industry practice, the Company has a policy of using patents, trademarks and trade secrets to protect the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating the Company's proprietary technology. The Company's policy is to protect aggressively its proprietary technology by seeking and enforcing patents in a worldwide program.

The Company has obtained patents or filed patent applications in the United States and approximately 26 other countries in three series regarding the compositions of acetylated mannan derivatives, the processes by which they are produced and the methods of their use. The first series of patent applications, relating to the compositions of acetylated mannan derivatives and certain basic processes of their production, was filed in a chain of United States patent applications and its counterparts in the other 26 countries. The first United States patent application in this first series, covering the composition claims of acetylated mannan derivatives, matured into United States Patent No. 4,735,935 (the "935 Patent"), which was issued on April 5, 1988. United States Patent No. 4,917,890 (the "890 Patent") was issued on April 17, 1990 from a divisional application to the 935 Patent. This divisional application pertains to most of the remaining claims in the original application not covered by the 935 Patent. The 890 Patent generally relates to the basic processes of producing acetylated mannan derivatives, to certain specific examples of such processes and to certain formulations of acetylated mannan derivatives. Two other divisional applications covering the remaining claims not covered by the 890 Patent matured into patents, the first on September 25, 1990, as United States Patent No. 4,959,214, and the second on October 30, 1990, as United States Patent No. 4,966,892. Foreign patents that are counterparts to the foregoing United States patents have been granted in some of the member states of the European Economic Community and several other countries.

The second series of patent applications related to preferred processes for the production of acetylated mannan derivatives. One of them matured into United States Patent No. 4,851,224, which was issued on July 25, 1989. This patent is the subject of a Patent Cooperation Treaty application and national foreign applications in several countries. An additional United States patent based on the second series was issued on September 18, 1990, as United States Patent No. 4,957,907.

The third series of patent applications, relating to the uses of acetylated mannan derivatives, was filed subsequent to the second series. Three of them matured into United States Patent Nos. 5,106,616, issued on April 21, 1992; 5,118,673, issued on June 2, 1992, and 5,308,838, issued on May 3, 1994. The Company has filed a number of divisional applications to these patents, each dealing with specific uses of acetylated mannan derivatives. Patent Cooperation Treaty applications based on the parent United States applications have been filed designating a number of foreign countries where the applications are pending. In addition, the Company has also obtained a patent in the United States relating to a wound cleanser, U.S. Patent No. 5,284,833, issued on February 8, 1994.

The Company has obtained a patent in the United States relating to a therapeutic device made from freeze-dried complex carbohydrate hydrogel (U.S. Patent No. 5,409,703, issued on April 25, 1995). A Patent Cooperation Treaty application based on the parent United States application has been filed designating a number of foreign countries where the applications are pending.

The Company has obtained patents in the United States (U.S. Patent No. 5,760,102, issued on June 2, 1998) and Taiwan (Taiwan Patent No. 89390, issued on August 21, 1997) related to the uses of a denture adhesive and also a patent in the United States relating to methods for the prevention and treatment of infections in animals (U.S. Patent No. 5,703,060, issued on December 30, 1997).

The Company obtained a patent in the United States (U.S. Patent No.5,902,796, issued on May 11, 1999) related to the process for obtaining bioactive material from *Aloe vera* L. The Company obtained an additional patent in the United States (U.S. Patent No. 5,929,051, issued on July 27, 1999) related to the composition and process for a new complex carbohydrate (pectin) isolated from *Aloe vera* L. Also obtained was a United States patent (U.S. Patent No. 5,925,357, issued on July 20, 1999) related to the process for a new *Aloe vera* L. product that maintains the complex carbohydrates with the addition of other substances normally provided by "Whole Leaf Aloe."

Additionally, the Company obtained a Japanese letters-patent (Patent No. 2888249, having a Patent Registration Date of February 19, 1999) for the use of acemannan (a) in a vaccine product; (b) in enhancing natural kill cell activity and in enhancing specific tumor cell lysis by white cells and/or antibodies; (c) in correcting malabsorption and mucosal cell maturation syndromes in man or animals; and (d) in reducing symptoms associated with multiple sclerosis.

The Company also received the grant of European Patent Application under No. 0611304, having the date of publication and mention of the grant of the patent of September 15, 1999. This European Letters Patent claims the use of acetylated mannan for the regulation of blood cholesterol levels and for the removal of plaque in blood vessels. A patent was also issued in South Korea. Applications are pending in Canada and Japan.

In addition, the Company obtained an Australian Patent (Patent No. 718631, having an Accepted Journal Date of April 20, 2000) on Uses of Denture Adhesive Containing Aloe Extract. On June 20, 2000, Singapore granted the Company a patent on Bioactive Factors of Aloe Vera Plants (P-No. 51748).

The Company received the grant of two U.S. patents (Patent No. 6,274,548 issued August 14, 2001, and Patent No. 6,313,103 issued November 6, 2001) associated with the use of pectins for purification, stabilization and delivery of certain growth factors. Other U.S. PCT applications on Aloe Pectin are pending. A U.S. patent application on growth factor and protease enzyme is also pending.

The Company obtained on September 25, 2002, a European Patent (Patent No. 0884994) which was validated in Great Britain, Germany (No. 69715827.6), France, Italy and Portugal associated with the uses of denture adhesive containing *Aloe Vera* L. extract.

In addition, the Company was issued on October 13, 2002, a Canadian Patent (No. 2,122,604) associated with the process for preparation of Aloe Products.

The Company also obtained on June 24, 2002, a Korean Patent (No. 343293) and on June 5, 2002, European Patent (No. 0705113) which was validated in Great Britain, France, Germany (No. 69430746.7-08), Italy and Austria associated with dried Hydrogel from Hydrophilic Hygroscopic Polymer.

Further, on September 25, 2002, the Company obtained a European Patent (No. 884994) which was validated in France, Great Britain, Italy, Portugal and Germany (No. 69715827.6) associated with Denture Adhesive.

The Company also obtained, on May 28, 2003, a European Patent (No. 966294), which was validated in Great Britain, France, Italy, Sweden, and Germany (No. 69815071.6) associated with the Bifurcated Method to Process Aloe Whole Leaf.

Also, the Company was issued, on July 23, 2003 a European Patent (No. 965346), which was validated in France, Great Britain, Italy, and Germany (No. 09133298.3), associated with Uses of Acetylated Mannan Derivatives in Treating Chronic Respiratory Disease.

The Company has filed and intends to file patent applications with respect to subsequent developments and improvements when it believes such protection is in the best interest of the Company. The scope of protection which ultimately may be afforded by the patents and patent applications of the Company is difficult to quantify. There can be no assurance that (i) any additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products.

The Company also relies upon, and intends to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically enters into confidentiality agreements with its scientific consultants, and the Company's key employees have entered into agreements with the Company requiring that they forbear from disclosing confidential information of the Company and assign to the Company all rights in any inventions made while in the Company's employ relating to the Company's activities.

The technology applicable to the Company's products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. To the Company's knowledge, acetylated mannan derivatives

do not infringe any valid, enforceable United States patents. A number of patents have been issued to others with respect to various extracts of the *Aloe vera* L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While the Company is not aware of any existing patents which conflict with its current and planned business activities, there can be no assurance that holders of such other *Aloe vera* L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to the Company or necessary to commercialize its products or achieve their business goals. There is no assurance that the Company will be able to obtain licenses of such patents on acceptable terms.
The Company has given the trade name Carrasyn® to certain of its products containing acetylated mannans. The Company has filed a selected series of domestic and foreign trademark applications for the marks Manapol® powder, Carrisyn®, Carrasyn® and CarraGauze®. Further, the Company has registered the trademark AVMP™ Powder and the trade name Carrington® in the United States. In 1999, the Company obtained four additional registered trademarks in Brazil.

In June 2000 the Company obtained registration in the United States of its mark AloeCeuticals® for its skin care and nutritional supplement products.

In September 2002 the Company obtained registration in the United States of its mark CaraKlenz®, for its proprietary wound cleanser product with that name.

In addition, applications for the registration of the marks ISG™, GelVac™, GelSite™, OraPatch™, and SaliCept™ are pending in the United States. Applications for the registration of the mark GelVac™ are also pending in Japan, South Korea, and Europe.

In November 2003, the Company obtained registration in the United States of its mark "Delsite and design™" for its Research and Development of Dry Stabilization and Delivery Systems for Customers in the field of Pharmaceuticals and Diagnostic Reagents.

## Employees

As of February 27, 2004, the Company employed 262 persons, of whom 44 were engaged in the operation and maintenance of its Irving, Texas processing plant, 139 were employed at the Company's facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 121 were located in Texas, 139 in Costa Rica, one in Puerto Rico and one in Europe. The Company considers relations with its employees to be good. The employees are not represented by a labor union.

## ITEM 2. PROPERTIES.

The Company believes that all its farming property, manufacturing and laboratory facilities, as described below, and material farm, manufacturing and laboratory equipment are in satisfactory condition and are adequate for the purposes for which they are used, except that the farm is not adequate to supply all of the Company's needs for *Aloe vera* L. leaves. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding the Company's arrangements to purchase *Aloe vera* L. leaves.)

Walnut Hill Facility. The Company's corporate headquarters and principal U.S. manufacturing facility occupy all of the 35,000 square foot office and manufacturing building (the "Walnut Hill Facility"), which is situated on an approximately 6.6 acre tract of land located in the Las Colinas area of Irving, Texas. The Company owns the land and the building. The manufacturing operations occupy approximately 19,000 square feet of the facility, and administrative offices occupy approximately 16,000 square feet.

Laboratory and Warehouse Facility. The Company has leased a 51,200 square foot building in close proximity to the Walnut Hill facility for a ten-year term to house its Research and Development, Quality Assurance and Quality Control Departments. Laboratories and offices for DelSite are also located in this facility. In addition, the Company utilizes a portion of the building as warehouse space. The Company relocated those functions to this facility in the third quarter of 2001.

Warehouse and Distribution Facility. In February 2003, the Company leased a 58,130 square foot building for a term of five years for additional warehouse space. In addition, the Company relocated its distribution operations to this new facility.

Costa Rica Facility. The Company owns approximately 405 acres of land in the Guanacaste province of northwest Costa Rica. This land is being used for the farming of *Aloe vera* L. plants and for a processing plant to produce bulk pharmaceutical and injectable mannans and freeze-dried extracts from *Aloe vera* L. used in the Company's operations. The processing plant became operational in 1993.

ITEM 3. LEGAL PROCEEDINGS.

On April 3, 2001, Arthur Singer, a former employee of the Company (the "Plaintiff"), filed a lawsuit entitled Arthur Singer vs. Carrington Laboratories, Inc. and Carlton Turner, CV-01-2084 in the United States District Court for the Eastern District of New York, Long Island Division, alleging multiple causes of action against the company and its chief executive officer (the "Defendants") and seeking damages in excess of $4.0 million, plus legal fees and expenses. The Plaintiff, who was formerly employed by the Company as a sales representative, alleged in substance that the Company failed to pay the full amount of commissions owed to him; that the Defendants breached an alleged contract of employment with him; that the Company deprived him of the opportunity to exercise some vested stock options, prevented some of his unvested stock options from vesting and caused all of his options to expire earlier than they otherwise would have; and that the Defendants misrepresented that the Company intended to retain him as an employee, fraudulently induced him to remain in its employ and breached alleged covenants of fair dealing.

On May 31, 2001, the Defendants filed a motion seeking to have the complaint dismissed or to have the case transferred to Texas. On August 28, 2001, the Defendants' motion to transfer was granted, and the case was transferred to the United States District Court for the Northern District of Texas, Dallas Division, as Case No. 01-CV-1776.

The Defendants and Plaintiff then both filed motions for summary judgment. On October 3, 2003, the court denied the Plaintiff's motion for summary judgment and granted Defendants motion for summary judgment for all complaints except three, the alleged damages for which total approximately $56,000.

On January 5, 2004, a jury trial was held to settle the remaining claims, with the jury finding for the Plaintiff on one claim, awarding $28,162, plus interest, for unpaid commissions, and finding for the Defendants on a second claim. The judge dismissed the third claim at the end of testimony, citing lack of sufficient evidence to support the Plaintiff's claim. The court awarded no legal fees or expenses to the Plaintiff. Total judgment was for approximately $35,000, which has been accrued as of the period ended December 31, 2003. The Company has received notice of Plaintiff's intention to appeal the courts ruling on legal fees.

On June 22, 2001, a lawsuit styled Swiss-American Products, Inc. v. G. Scott Vogel and Carrington Laboratories Inc., Cause No. 01-5163-A, was filed in the 193rd Judicial District Court of Dallas County, Texas. On June 25, 2001, the Company was served with this lawsuit, an Ex Parte Temporary Restraining Order, and an Order Appointing Independent Third Party Expert Pursuant to Temporary Restraining Order. The suit alleges, among other things, that Mr. Vogel (the Company's former Vice President, Operations) improperly obtained proprietary information of Swiss-American Products, Inc. ("Plaintiff") from a former employer that manufactured products under contract for Plaintiff, and used that information on behalf of the Company, in breach of certain common law duties and a confidentiality agreement between his former employer and Plaintiff. The suit further alleges that Mr. Vogel and the Company ("Defendants") conspired to unlawfully disclose, convert and misappropriate Plaintiff's trade secrets.

The suit seeks permanent injunctive relief, including a permanent injunction prohibiting Defendants from disclosing or using to Plaintiff's disadvantage any confidential proprietary information belonging to Plaintiff which Mr. Vogel allegedly obtained from his former employer, or from developing or marketing products based on Plaintiff's formulas or other information allegedly taken from Mr. Vogel's former employer. The suit also seeks to recover damages in an unspecified amount from Defendants.

Following a hearing on July 30, 2001, the trial court entered an order setting the case for trial on July 30, 2002 and granted a temporary injunction that prohibits Defendants from (i) disclosing or using any of Plaintiff's confidential, proprietary or trade secret information; (ii) developing or marketing a wound cleanser product that is the same or substantially the same as reflected in a formula that is at issue in the lawsuit (although this prohibition expressly does not apply to products actively manufactured and sold by the Company before January 1, 2001 using the exact same formula then in effect); and (iii) destroying, concealing, altering, removing or disposing of any documents, files, computer data or other things relating to Plaintiff or Mr. Vogel's former employer, or containing or referring to trade secrets or confidential or proprietary information of Plaintiff or Mr. Vogel's former employer.

A trial was held on October 7, 2003. Three days into the proceeding a mistrial was declared due to juror misconduct. The trial judge ordered the two parties to mediate the suit and in the event mediation efforts are not successful, the court has set a new trial date of June 1, 2004.

The Company believes that Plaintiff's claims are without merit and intends to vigorously defend against those claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

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# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth the high and low sales prices per share of the Common Stock for each of the periods indicated.

| Fiscal 2002 | High | Low |
|---|---|---|
| First Quarter | $3.25 | $1.07 |
| Second Quarter | 1.98 | 1.20 |
| Third Quarter | 1.33 | 0.95 |
| Fourth Quarter | 1.11 | 0.71 |

| Fiscal 2003 | High | Low |
|---|---|---|
| First Quarter | $1.08 | $0.91 |
| Second Quarter | 2.80 | 0.95 |
| Third Quarter | 6.20 | 2.18 |
| Fourth Quarter | 4.68 | 3.35 |

At March 11, 2004, there were 908 holders of record (including brokerage firms) of Common Stock.

The Company has not paid any cash dividends on the Common Stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

In March 2001, the Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 9.9%, of the Company's outstanding Common Stock, dependent on market conditions. Under the authorization, purchases of Common Stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President of the Company. The Board authorized the repurchase program based on its belief that the Company's stock is undervalued in light of the Company's future prospects and that it would be in the best interest of the Company and its shareholders to repurchase some of its outstanding shares. As of March 11, 2004, the Company had repurchased 2,400 of its outstanding Common Stock under the program.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the five years ended December 31, 2003, is derived from the consolidated financial statements of the Company, of which the Statements for the years ended December 31, 1999 through 2002, have been audited by Ernst & Young LLP, independent public accountants and for the year ended December 31, 2003 have been audited by Grant Thornton LLP, independent public accountants.

| *(Dollars and numbers of shares in thousands except per share amounts)* | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 |
| OPERATIONS STATEMENT INFORMATION: | | | | | |
| Revenues: | | | | | |
| Net sales | $28,128 | $22,833 | $15,115 | $15,571 | $26,636 |
| Royalty income | – | 270 | 2,479 | 2,470 | 2,467 |
| Total revenues | 28,128 | 23,103 | 17,594 | 18,041 | 29,103 |
| Cost of sales | 13,640 | 12,782 | 9,803 | 11,739 | 18,806 |
| Gross margin | 14,488 | 10,321 | 7,791 | 6,302 | 10,297 |
| Expenses: | | | | | |
| Selling, general and administrative | 10,346 | 10,162 | 5,016 | 6,040 | 8,017 |
| Research and development | 2,434 | 2,979 | 2,442 | 1,701 | 899 |
| Research and development, DelSite | – | – | – | 1,879 | 2,761 |
| Research and development, Aliminase™ clinical trial expenses | 2,866 | 623 | – | – | – |
| Charges related to Oregon Freeze Dry, Inc. | 1,042 | 223 | – | – | – |
| Interest expense (income), net | (105) | (80) | (32) | 19 | 249 |
| Other expense (income), net | (62) | (110) | (13) | 41 | (123) |
| Income (loss) before income taxes | (2,033) | (3,476) | 378 | (3,378) | (1,506) |
| Provision for income taxes | – | – | – | – | – |
| Net income (loss) | $ (2,033) | $ (3,476) | $ 378 | $ (3,378) | $ (1,506) |
| Net income (loss) per common share – basic and diluted[1] | $ (0.22) | $ (0.36) | $ 0.04 | $ (0.34) | $ (0.15) |
| Weighted average shares used in per share computations | 9,376 | 9,545 | 9,743 | 9,889 | 10,120 |
| BALANCE SHEET INFORMATION (as of December 31): | | | | | |
| Working capital | $ 7,911 | $ 6,275 | $ 6,315 | $ 3,989 | $ 3,019 |
| Total assets | 23,493 | 20,702 | 21,217 | 22,159 | 22,784 |
| Total shareholders' investment | 19,504 | 16,440 | 16,929 | 13,689 | 12,619 |

(1) For a description of the calculation of basic and diluted net income (loss) per share, see Note Twelve to the consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

## Company Overview

The Company is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. The Company generates revenues through the sales of prescription and non-prescription human and veterinary medical products through its Medical Services Division. It also generates revenues through the sales of consumer and bulk raw material nutritional products and sales of specialized product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets through its Caraloe, Inc. subsidiary. Additional revenues to the Company arise through licensing arrangements for distribution of products and, from time to time, through research grants.

Products sold through the Medical Services Division include hydrogels, wound cleansers, hydrocolloids, advanced wound covering products, incontinence-care products and two lines of condition-specific products. Many products sold through this division contain the Company's proprietary, medical-grade raw material, Acemannan Hydrogel™. The Company regularly engages in development projects to create line extensions and other new products for this category. Products sold through Caraloe, Inc. include Manapol® and other proprietary and non-proprietary raw materials sold to nutraceutical and cosmetic customers; nutritional products sold under the AloeCeuticals™ brand; skin care products sold under the Snow and Sun™ brand and private-labeled products manufactured to customer specifications, including powders, creams, liquids, gels, lotions, drinks, tablets and capsules for various customers.

Prior to 1996, the Company generated most of its revenues from product sales in its Medical Services Division. In 1996, the Company launched its line of raw materials, including Manapol® powder, through Caraloe, Inc. In 2001, the Company created its specialty manufacturing group to provide services to cosmetic, nutraceutical and medical markets. In December 2002, the Company acquired the assets of the custom division of CBI, which substantially increased revenues for Caraloe, Inc. In 2003 approximately 29% of the Company's revenues were generated through product sales and royalties in its Medical Services Division and 71% through sales of products and services in its Caraloe, Inc. subsidiary.

| Revenues | 2002 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Net product sales | $15,571 | $26,636 | $11,065 | 71.1 |
| Royalty income | 2,470 | 2,467 | (3) | (0.1) |
| Total revenues | $18,041 | $29,103 | $11,062 | 61.3 |

The Company utilizes the cash flow generated from its manufacturing and sales operations to fund additional capital projects in support of manufacturing operations and to fund the research activities of its DelSite subsidiary.

| Cash Flow | 2002 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Net cash used in operating activities | $ (1,365) | $ (1,288) | $ 77 | 5.6 |
| Net cash used in investing activities | (1,379) | (1,472) | (93) | (6.7) |
| Net cash provided by financing activities | 2,926 | 1,044 | (1,882) | (64.3) |

The decrease in net cash used in operating activities was primarily related to the decrease in the net loss, which was partially offset by an increase in inventory and accounts receivable. The increase in net cash used in investing activities resulted from an increased investment in facilities and equipment to support the Company's operations. Cash provided by financing activities in 2003 was adversely affected by increased principal payments on debt and capital lease obligations.

The Company's operating expenses generally fall into three broad categories: sales and distribution expenses in support of product sales; product support and DelSite research and development expenses; and general and administrative expenses. In recent years, the Company has seen moderate but steady increases in its sales and distribution expenses and has shifted a greater percentage of its overall research and development expenses to its DelSite subsidiary. General and administrative expenses represent corporate infrastructure costs, such as accounting, human resources and information systems, and executive management expenses. In addition to its operating expenses, the Company also incurs interest expense arising from the debt portion of its capital structure. In 2003, the Company experienced a substantial increase in interest expense, due to increased borrowings in 2003. The proceeds of these borrowings were used in the company's operations.

Expenses

| | 2002 | 2003 | Year-over-Year Growth ($) | Year-over-Year Growth (%) |
|---|---|---|---|---|
| Selling, general and administrative | $6,040 | $8,017 | $1,977 | 32.7 |
| Research and development | 1,701 | 899 | (802) | (47.1) |
| Research and development, DelSite | 1,879 | 2,761 | 882 | 46.9 |
| Other expenses (income) | 19 | (123) | (142) | (747.4) |
| Interest expense (income), net | 41 | 249 | 208 | 507.3 |

The Company utilizes the cash flow generated from its manufacturing and sales operations to fund additional capital projects in support of manufacturing operations and to fund the research activities of its wholly-owned subsidiary, DelSite. DelSite, which was incorporated in 2001, operates separately from the Company's product-support research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite, together with its collaborators and contractors, has the capability to provide formulation development, feasibility study, preclinical development, clinical supply production, production scale-up and technology transfer services. DelSite's business plan is to develop its data in support of its technologies and then partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines.

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Liquidity and Capital Resources

The following table summarizes the Company's contractual obligations at December 31, 2003 (amounts in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than One Year | One to Three Years | Four to Five Years | More than Five Years |
| Contractual Obligations | | | | | |
| Notes Payable | | | | | |
| Line of Credit with Comerica Bank (4% at December 31, 2003) | $ 1,587 | $ 1,587 | $ – | $ – | $ – |
| Comerica Bank note payable (4% at December 31, 2003) | 917 | 200 | 400 | 317 | – |
| Medline note payable (6.5% at December 31, 2003) | 1,316 | 734 | 582 | – | – |
| Bancredito note payable (U.S. prime plus 2% at December 31, 2003) | 463 | 52 | 114 | 130 | 167 |
| Other | 17 | 3 | 8 | 6 | – |
| Capital leases | 345 | 115 | 181 | 32 | 17 |
| Operating leases | 5,500 | 860 | 1,693 | 1,442 | 1,505 |
| Total contractual obligations | $10,145 | $ 3,461 | $ 2,978 | $ 1,927 | $ 1,689 |

The Company has historically depended on operating cash flows, bank financing and equity financing to fund its operations, capital projects and research and development projects, with the majority of funds generated from operating cash flows. The Company also has available to it various leasing arrangements for financing equipment purchases, and is seeking potential grant awards for funding DelSite projects, other potential collaborative or sponsorship funding for DelSite projects and potential licensing revenues for product lines or DelSite projects.

At December 31, 2003 and 2002, the Company held cash and cash equivalents of $1,920,000 and $3,636,000, respectively, a decrease of $1,716,000. The decrease in cash was primarily due to increases in accounts receivable balances arising from the increase in sales, additional inventory needed to support the increased level of operations and operating results. Significant cash outflows during 2003 included a $1,393,000 investment in property plant and equipment. Customers with significant accounts receivable balances at the end of 2003 included Mannatech, Inc. ($1,540,000) and Medline Industries ($935,000), and of these amounts, $2,346,000 has been collected as of February 29, 2004.

In July 2003, the Company received a loan of $1,000,000 from Comerica under a variable rate installment note with interest and principal to be repaid in monthly installments over five years. The interest rate on the loan is the U.S. Prime Rate plus 0.5%. The loan is collateralized by the Company's accounts receivable and inventory and by a first lien on the Company's production facility in Irving, Texas. The proceeds of the loan are being used in the Company's operations. As of December 31, 2003, there was $917,000 outstanding on the loan.

In March 2003 the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0%. The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2003, there was $463,000 outstanding on the loan.

The Company had no additional material capital commitments as of that date other than its leases and agreements with suppliers.

In December 2002, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. The Company has accounted for this transaction in its financial statement as a loan, which bears interest at 6.5%. As of December 31, 2003, there was $1,316,000 outstanding on the advance.

In July 1998 the Company provided a $187,000 cash advance to Rancho Aloe, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production. The Company also advanced $300,000 to Aloe & Herbs in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. In the fourth quarter of 1998, the Company fully reserved all amounts owed to it by Aloe & Herbs, in the total amount of $487,000, due to the start-up nature of the business. In 2003, the Company received payments totaling $149,500 from Aloe & Herbs against the amount due.

The Company has a line of credit with Comerica Bank-Texas ("Comerica") that provides for borrowings of up to $3.0 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (4.0% at December 31, 2003) plus 0.5%. The credit facility with Comerica includes covenants that require the Company to maintain certain financial ratios. The Company was not in compliance with two of the covenant ratios as of December 31, 2003. Comerica has waived the events of non-compliance for the period ended December 31, 2003. The Company and Comerica may amend the covenants in the future. As of December 31, 2003, there was $1,587,000 outstanding on the credit line with $713,000 credit available for operations, net of outstanding letters of credit of $700,000.

In December 2002, the Company acquired the assets of the custom division of Cosmetic Beauty Innovations (CBI) for $1.0 million plus a royalty on the Company's sales to custom division customers for five years and $583,000 for useable inventories. The CBI custom division provided product development and manufacturing services to customers in the cosmetic and skin care markets. Included in the purchase were intellectual property, certain inventories and specified pieces of equipment. The Company provides services to these customers through the Caraloe, Inc. development and manufacturing services group. The Company began producing products for the transferring CBI customers in February 2003 at its Irving, Texas facility.

The Company anticipates capital expenditures in 2004 of approximately $1.2 million. The expenditures will primarily be comprised of production and laboratory equipment and facility modifications.

Presently, the Company's debt/equity ratio is 0.8 to 1. Based on its current estimates, management believes that the Company has the capacity to incur additional debt, and, in 2004, the Company intends to seek additional financing to be used as working capital. The Company anticipates that such borrowings, together with the expected cash flows from operations and licensing agreements and expected revenues from government grant programs, will provide the funds necessary to finance its current operations, including expected levels of research and development. However, the Company does not expect that its current cash resources will be sufficient to finance future major clinical studies and costs of filing new drug applications necessary to develop its products to their full commercial potential. Additional funds, therefore, may need to be raised through equity offerings, borrowings, licensing arrangements or other means. Management believes that each of the enumerated financing avenues is presently available to the Company. However, there is no assurance that the Company will be able to obtain such funds on satisfactory terms when they are needed.

In March 2001, the Board of Directors authorized the Company to repurchase up to one million shares of its outstanding Common Stock. See "Market for Registrant's Common Equity and Related Stockholder Matters" above. The Company believes it has the financial resources necessary to repurchase shares from time to time pursuant to the Board's repurchase authorization.

The Company is subject to regulation by numerous governmental authorities in the United States and other countries. Certain of the Company's proposed products will require governmental approval prior to commercial use. The approval process applicable to pharmaceutical products and therapeutic agents usually takes several years and typically requires substantial expenditures. The Company and any licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or any licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude the Company or any licensees from marketing their products, or could limit the commercial use of the products, and thereby have a material adverse effect on the Company's liquidity and financial condition.

## Results of Operations

### Fiscal 2003 Compared to Fiscal 2002

Total revenues were $29,103,000 in 2003, compared with $18,041,000 in 2002. Total sales in the Company's Medical Services Division were $8,453,000 in 2003 as compared to $8,394,000 in 2002, and total sales in the Company's Caraloe, Inc. subsidiary were $20,650,000 in 2003 as compared to $9,647,000 in 2002.

Total sales of the Company's wound and skin care products in 2003 were $5,985,000 as compared with $5,855,000 in 2002. The increase in wound care revenue was primarily due to an increase in orders from Medline, the Company's exclusive domestic distributor. The Company's products are facing increasing competitive pressure from low-end, commodity-type products which is eroding its market share. Educational efforts are underway to support the distributor's sales efforts in product differentiation, performance and net cost of therapy to the customer. The Company has also initiated selective advertisements to support its brand.

Partially offsetting the increase in domestic wound care sales was a decrease in sales to international customers. The Company sells its wound care products to international distributors, primarily in Europe and Central and South America. Total international wound care sales in 2003 were $448,000 as compared to $534,000 in 2002, with the decrease primarily due to decreased South America sales.

Sales of the Company's oral technology products increased from $56,000 in 2002 to $78,000 in 2003 due primarily to the increased product demand internationally.

The Company recorded royalty revenue in 2003 of $2,467,000 relating to the exclusive Licensing and Distribution Agreement with Medline as compared to $2,470,000 in 2002.

Of the total Caraloe, Inc. sales in 2003, $11,456,000 was related to the sale of bulk Manapol® powder as compared to $6,493,000 in 2002. Caraloe currently sells bulk Manapol® powder to a major customer under a one-year, non-exclusive supply and licensing agreement. The current agreement expires in December 2004. Sales to this customer increased from $6,366,000 in 2002 to $10,357,000 in 2003.

Caraloe also sells its AloeCeuticals® line of immune-enhancing dietary supplements containing Manapol®, which are available in liquid, capsule and tablet forms. These products are sold directly to health and nutrition stores and broker/distributors. They are also sold through the Company's Internet sites. Sales of these products in 2002 and 2003 totaled $532,000 and $519,000, respectively.

Caraloe continued to develop its contract manufacturing business during 2003. Caraloe manufactures a variety of products that can be filled using the Company's current equipment including gels, creams, lotions and drinks. Total contract manufacturing sales in 2003 were $8,675,000 compared with $2,622,000 in 2002. Of the $6,053,000 increase, $4,111,000 was attributable to products the Company produced for former customers of CBI that were acquired in December 2002. Additionally, $1,278,000 was attributable to products the Company produced for Medline under a supply agreement entered into in December 2000, whereby the Company manufactures Medline's own branded skin care products on a contract basis.

Cost of goods sold increased from $11,739,000 in 2002 to $18,806,000 in 2003, or 60.2%. As a percentage of sales, cost of sales decreased from 65.1% to 64.6%. The slight decrease in the cost of goods sold percentage was attributable to a decrease in unfavorable manufacturing variances. The Company experienced significant unfavorable variances associated with its manufacturing processes in its Irving, Texas facility. These variances are expected to improve as volumes increase and efficiencies improve. The Company experienced significant favorable variances associated with its manufacturing processes in its Costa Rica facility due to increased production of the Manapol® powder through much of the year.

Selling, general and administrative expenses increased to $8,017,000 from $6,040,000, or 32.7%. The Company recorded additional distribution related expenses in 2003 of $1,094,000, which were primarily related to the increased shipping volume and increased facility costs associated with the growing business volume. The Company recorded additional selling expenses in 2003 of $403,000, primarily related to support of the business acquired from CBI. The Company also recorded additional administrative expenses in 2003 of $480,000 primarily in the areas of salary, professional fees and information systems expenses to support the increased level of operations and to improve the infrastructure of the Company.

Specialized research and development expenses in support of the Company's ongoing operations decreased to $899,000 in 2003 from $1,701,000 in 2002, or 52.8%. This decrease resulted from the Company's efforts to refocus the activities of this group toward services in support of manufacturing, including formulation design, formulation modifications and re-engineering, technology transfer to the manufacturing suite and stability studies. DelSite operates independently from the Company's specialized research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite began operations in January 2002 and its expenses in support of this mission totaled $2,761,000 in 2003. Combined research and development expenses totaled $3,660,000 in 2003, an increase of 2.2% over 2002.

Net interest expense of $249,000 was recorded in 2003 versus net interest expense of $41,000 in 2002, with the variance primarily due to increased Company borrowings in 2003.

There was no benefit for income taxes in 2003 due to the fact that the Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2003 and 2002 due to uncertainty regarding realization of the asset.

The Company's net loss for 2003 was $1,506,000, versus a net loss of $3,378,000 for 2002. The 2003 net loss was primarily due to unfavorable plant operating variances at the Irving, Texas manufacturing facility, as well as additional operating expenses incurred in support of additional sales volume and in improving the infrastructure of the Company. Results in 2002 were affected by reduced gross margins resulting from mix of products sold and from unfavorable plant operating variances in both Irving, Texas and Costa Rica manufacturing facilities. The loss per share in 2003 was $0.15, compared to loss per share of $0.34 in 2002.

Fiscal 2002 Compared to Fiscal 2001

Total revenues were $18,041,000 in 2002, compared with $17,594,000 in 2001. Total sales in the Company's Medical Services Division were $8,394,000 in 2002 as compared to $10,400,000 in 2001 and total sales in the Company's Caraloe, Inc. subsidiary were $9,647,000 in 2002 as compared to $7,194,000 in 2001.

Total sales of the Company's wound and skin care products in 2002 were $5,855,000 as compared with $7,921,000 in 2001. The decrease in wound care revenue was primarily due to a $2.2 million decrease in orders from Medline, the Company's exclusive domestic distributor. A portion of the decrease can be attributed to initial stocking orders made by Medline in early 2001, as the distribution agreement was implemented. Additionally, the Company's products are facing increasing competitive pressure from low-end, commodity-type products which is eroding its market share. Educational efforts are underway to support the distributor's sales efforts in product differentiation, performance and net cost of therapy to the customer. The Company has also initiated selective advertisements to support its brand.

Partially offsetting the decrease in domestic wound care sales was an increase in sales to international customers. The Company sells its wound care products to international distributors, primarily in Europe and Central and South America. Total international wound care sales in 2002 were $534,000 as compared to $386,000 in 2001, with the increase primarily due to increased sales in Latin America.

Sales of the Company's oral technology products decreased from $129,000 in 2001 to $56,000 in 2002 due primarily to the loading of inventory by a significant international customer in 2001.

The Company recorded royalty revenue in 2002 of $2,470,000 relating to the exclusive Licensing and Distribution Agreement with Medline as compared to $2,479,000 in 2001.

Of the total Caraloe, Inc. sales in 2002, $6,493,000 was related to the sale of bulk Manapol® powder. Caraloe currently sells bulk Manapol® powder to a major customer under a non-exclusive supply and licensing agreement. Sales to this customer increased from $5,192,000 in 2001 to $6,366,000 in 2002.

Caraloe also sells its AloeCeuticals® line of immune-enhancing dietary supplements containing Manapol®, which are available in liquid, capsule and tablet forms. These products are sold directly to health and nutrition stores and broker/distributors. They are also sold through the Company's Internet sites. Sales of these products in 2001 and 2002 totaled $538,000 and $532,000, respectively.

Caraloe continued to develop its contract manufacturing business during 2002. Caraloe manufactures a variety of products that can be filled using the Company's current equipment including gels, creams, lotions and drinks. Total contract manufacturing sales in 2002 were $2,622,000 compared with $1,144,000 in 2001. Of the $1,478,000 increase, $845,000 was attributable to products the Company produced for Medline under a supply agreement entered into in December 2000, whereby the Company manufactures Medline's own branded skin care products on a contract basis.

Cost of goods sold increased from $9,803,000 in 2001 to $11,739,000 in 2002, or 19.7%. As a percentage of sales, cost of sales increased from 55.7% to 65.1%. The increase in the cost of goods sold percentage was largely attributable to a significant shift in sales mix toward lower margin contract manufactured products. The Company experienced significant unfavorable variances associated with its manufacturing processes in its Irving, Texas facility due to lower manufacturing volumes associated with the decrease in its wound care sales. The Company also experienced significant unfavorable variances associated with its manufacturing processes in its Costa Rica facility due to lower manufacturing volumes for Manapol® powder through much of the year. Increased sales of Manapol® powder in the fourth quarter of 2002 prompted the Company to increase its production of Manapol® at the end of the year, thereby eliminating the unfavorable variances through the first quarter of 2003.

Selling, general and administrative expenses increased to $6,040,000 from $5,016,000, or 20.4%. The 2001 balance included a one-time favorable adjustment of $211,000 to reduce the Company's franchise tax liability. The Company recorded additional distribution expenses in 2002 of $285,000, which were primarily due to increased shipping volume and increased facility costs associated with the distribution facility leased in October 2001. The Company recorded additional selling expense in 2002 of $201,000, primarily in the areas of salaries, travel, literature and advertising, in support of efforts to grow total sales. The Company also recorded additional administrative expenses in 2002 of $327,000, primarily in the areas of information systems, training, professional fees and travel as part of an effort to improve the infrastructure of the Company and position it for future growth.

Research and development expenses in support of the Company's ongoing operations decreased to $1,701,000 in 2002 from $2,442,000 in 2001, or 30.3%. This decrease resulted from the Company's efforts to refocus the activities of this group toward services in support of manufacturing, including formulation design, formulation modifications and re-engineering, technology transfer to the manufacturing suite and stability studies. DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite began operations in January 2002 and its expenses in support of this mission totaled $1,879,000 in 2002. Combined research and development expenses totaled $3,580,000 in 2002, an increase of 46.6% over 2001.

Net interest expense of $41,000 was recorded in 2002 versus net interest income of $32,000 in 2001, with the variance primarily due to lower interest rates earned on investments in 2002 and increased Company borrowings.

There was no provision for income taxes in 2002 due to the Company's utilization of net operating loss carryforwards. The Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2002 and 2001 due to uncertainty regarding realization of the asset.

The Company's net loss for 2002 was $3,378,000, versus a net income of $378,000 for 2001. The 2002 net loss was due to reduced gross margins resulting from the mix of products sold and from plant operating variances, as well as additional operating expenses incurred in defense of litigation and in support of positioning business for future growth. Results in 2001 benefited from higher unit volume sales of wound care products, lower production costs and a one time gain of $211,000 from adjustments to franchise tax liabilities booked in prior periods. The loss per share in 2002 was $0.34, compared to earnings per share of $0.04 in 2001.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its results of operations.

## Critical Accounting Policies

Management has identified the following accounting policies as critical. The Company's accounting policies are more fully described in Note Two of the Financial Statements. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts and inventories. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company records estimated reductions to revenue for incentive offerings including promotions and other volume-based incentives as well as estimates for returns based upon recent history. If market conditions were to decline or inventory was in danger of expiring or becoming obsolete, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, if demand for the Company's product were to drop, the Company's distributors may request return of product for credit causing a need to re-evaluate and possibly increase the reserve for product returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Forward Looking Statements

All statements other than statements of historical fact contained in this report, including but not limited to statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (and similar statements contained in the Notes to Consolidated Financial Statements) concerning the Company's financial position, liquidity, capital resources and results of operations, its prospects for the future and other matters, are forward-looking statements. Forward-looking statements in this report generally include or are accompanied by words such as "anticipate", "believe", "estimate", "expect", "intend", "will", "would", "should" or words of similar import. Such forward-looking statements include, but are not limited to, statements regarding the ability of local suppliers of *Aloe vera* L. leaves in Costa Rica to supply the Company's need for leaves; the condition, capacity and adequacy of the Company's manufacturing and laboratory facilities and equipment; the adequacy of the protection that the Company's patents provide to the conduct of its business operations; the adequacy of the Company's protection of its trade secrets and unpatented proprietary know-how; the Company's belief that the claims of the Plaintiffs identified under Item 3 of Part I of this report are without merit; the adequacy of the Company's cash resources and cash flow from operations to finance its current operations; and the Company's intention, plan or ability to repurchase shares of its outstanding Common Stock, to initiate, continue or complete clinical and other research programs, to obtain financing when it is needed, to fund its operations from revenue and other available cash resources, to enter into licensing agreements, to develop and market new products and increase sales of existing products, to obtain government approval to market new products, to file additional patent applications, to rely on trade secrets, unpatented proprietary know-how and technological innovation, to reach satisfactory resolutions of its disputes with third parties, to acquire sufficient quantities of *Aloe vera* L. leaves from local suppliers at significant savings, to collect the amounts owed to it by its distributors, customers and other third parties, and to use its tax loss carryforwards before they expire, as well as various other matters.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include but are not limited to the possibilities that the Company may be unable to obtain the funds needed to carry out large scale clinical trials and other research and development projects, that the results of the Company's clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested, that new products may not receive required approvals by the appropriate government agencies or may not meet with adequate customer acceptance, that the Company may not be able to obtain financing when needed, that the Company may not be able to obtain appropriate licensing agreements for products that it wishes to market or products that it needs assistance in developing, that the Company's efforts to improve its sales and reduce its costs may not be sufficient to enable it to fund its operating costs from revenues and available cash resources, that one or more of the customers that the Company expects to purchase significant quantities of products from the Company or Caraloe may fail to do so, that competitive pressures may require the Company to lower the prices of or increase the discounts on its products, that the Company's sales of products it is contractually obligated to purchase from suppliers may not be sufficient to enable and justify its fulfillment of those contractual purchase obligations, that other parties who owe the Company substantial amounts of money may be unable to pay what they owe the Company, that the Company's patents may not provide the Company with adequate protection, that the Company's manufacturing facilities may be inadequate to meet demand, that the Company's distributors may be unable to market the Company's products successfully, that the Company may not be able to resolve its disputes with third parties in a satisfactory manner, that the Company may be unable to reach a satisfactory agreement with important suppliers, that the Company may not be able to use its tax loss carryforwards before they expire, that the Company may not have sufficient financial resources necessary to repurchase shares of its outstanding Common Stock, and that the Company may be unable to produce or obtain, or may have to pay excessive prices for, the raw materials or products it needs.

All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in the two immediately preceding paragraphs.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

### Foreign Currency

The Company's manufacturing operation in Costa Rica accounted for 29.6% of cost of sales for the year ended December 31, 2003. The Company's functional currency in Costa Rica is the U.S. Dollar. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in Costa Rica. When the U.S. Dollar strengthens against the Costa Rica Colón, the cost of sales decreases. During 2003, the exchange rate from U.S. Dollar to Costa Rica Colón increased by 22.9% to 418 at December 31, 2003. The effect of an additional 10% strengthening in the value of the U.S. Dollar relative to the Costa Rica Colón in 2003 would have resulted in an increase of $81,588 in gross profit. The Company's sensitivity analysis of the effects of changes in foreign currency rates does not factor in a potential change in sales levels or local currency prices.

Sales of products to foreign markets comprised 4.0% of sales for 2003. These sales are generally denominated in U.S. Dollars. The Company does not believe that changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company distributes its products would have a significant effect on operating results. If sales to foreign markets increase in future periods, the effects could become significant.

For quantitative and qualitative disclosures about market risk related to the supply of *Aloe vera* L. leaves, see "Business – Raw Materials and Processing."

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to Item 8 is submitted as a separate section of this Form 10-K. See Item 15.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On August 18, 2003, the Audit Committee of the Board of Directors resolved to change the Company's independent accountants. Accordingly, on that date the Company dismissed Ernst & Young LLP and appointed Grant Thornton LLP to serve as its independent public accountants for the fiscal year ending December 31, 2003. This change followed the Audit Committee's decision to seek proposals from other independent auditors to audit the Company's consolidated financial statements for the fiscal year ended December 31, 2003. During 2001, 2002 and the period from January 1, 2003 through August 18, 2003, there were no disagreements with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedures or any reportable events. Having completed its standard client acceptance procedure with respect to its engagement by the Company, Grant Thornton LLP accepted its appointment as of August 18, 2003.

ITEM 9A. CONTROLS AND PROCEDURES.

Management of the Company with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on their evaluation, as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective.

There have been no significant changes in internal control over financial reporting, for the period covered by this report, that have materially affected or are reasonably likely to materially affect, the Company's internal control reporting.

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## PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2004 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2003.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement relating to its 2004 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2003.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Security Ownership of Management" and "Principal Shareholders" in the Company's definitive Proxy Statement relating to its 2004 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2003.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information, if any, required by Item 13 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Certain Transactions", if any, in the Company's definitive Proxy Statement relating to its 2004 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2003.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Principal Accountant Fees and Services" in the Company's definitive Proxy Statement relating to its 2004 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2003.

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# PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements.

Reference is made to the index on page F-1 for a list of all financial statements filed as a part of this Annual Report.

(2) Financial Statement Schedules.

Reference is made to the index on page F-1 for a list of one financial statement schedule filed as a part of this Annual Report.

(3) Exhibits.

Reference is made to the Index to Exhibits on pages E-1 through E-8 for a list of all exhibits to this report.

(b) Reports on Form 8-K.

The Company filed a Form 8-K and Form 8-A/A Report on December 18, 2003 to report Amendment No. 1 to the Original Rights Agreement amending the Original Rights Agreement in certain respects.

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# CARRINGTON LABORATORIES, INC.
# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES


Consolidated Financial Statements of the Company:

| | |
|---|---|
| Consolidated Balance Sheets — December 31, 2002 and 2003 | F-2 |
| Consolidated Statements of Operations — years ended December 31, 2001, 2002 and 2003 | F-3 |
| Consolidated Statements of Shareholders' Equity — years ended December 31, 2001, 2002 and 2003 | F-4 |
| Consolidated Statements of Cash Flows — years ended December 31, 2001, 2002 and 2003 | F-5 |
| Notes to Consolidated Financial Statements | F-6 |
| Financial Statement Schedule Valuation and Qualifying Accounts | F-17 |
| Report of Grant Thornton LLP | F-18 |
| Report of Ernst & Young LLP | F-19 |

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| ASSETS: | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 3,636 | $ 1,920 |
| Accounts receivable, net of allowance for doubtful accounts of $110 and $181 December 31, 2002 and 2003, respectively | 2,370 | 3,098 |
| Inventories, net | 4,333 | 5,960 |
| Prepaid expenses | 603 | 253 |
| Total current assets | 10,942 | 11,231 |
| Property, plant and equipment, net | 10,065 | 10,538 |
| Customer relationships, net | 893 | 777 |
| Other assets, net | 259 | 238 |
| Total assets | $22,159 | $22,784 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Current Liabilities: | | |
| Line of credit | $ 1,587 | $ 1,587 |
| Accounts payable | 1,458 | 2,037 |
| Accrued liabilities | 1,256 | 1,604 |
| Current portion of long-term debt and capital lease obligations | 730 | 1,104 |
| Deferred revenue | 1,922 | 1,880 |
| Total current liabilities | 6,953 | 8,212 |
| Long-term debt and capital lease obligations | 1,517 | 1,953 |
| SHAREHOLDERS' EQUITY: | | |
| Common stock, $.01 par value, 30,000,000 shares authorized, 9,967,938 and 10,384,669 shares issued at December 31, 2002 and 2003, respectively | 100 | 104 |
| Capital in excess of par value | 52,568 | 53,000 |
| Accumulated deficit | (38,976) | (40,482) |
| Treasury stock at cost, 2,400 shares at December 31, 2002 and 2003 | (3) | (3) |
| Total shareholders' equity | 13,689 | 12,619 |
| Total liabilities and shareholders' equity | $22,159 | $22,784 |

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Revenues: | | | |
| Net product sales | $15,115 | $15,571 | $26,636 |
| Royalty income | 2,479 | 2,470 | 2,467 |
| Total revenues | 17,594 | 18,041 | 29,103 |
| Cost of sales | 9,803 | 11,739 | 18,806 |
| Gross margin | 7,791 | 6,302 | 10,297 |
| Expenses: | | | |
| Selling, general and administrative | 5,016 | 6,040 | 8,017 |
| Research and development | 2,442 | 1,701 | 899 |
| Research and development, DelSite | – | 1,879 | 2,761 |
| Other expense (income) | (13) | 19 | (123) |
| Interest expense (income), net | (32) | 41 | 249 |
| Net income (loss) before income taxes | 378 | (3,378) | (1,506) |
| Provision for income taxes | – | – | – |
| Net income (loss) | $ 378 | $ 3,378 | $ (1,506) |
| Basic and diluted earnings (loss) per share | $ 0.04 | $ (0.34) | $ (0.15) |
| Basic and diluted average shares outstanding | 9,743 | 9,889 | 10,120 |

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands)

| | Common Stock | | Capital in Excess of | Accumulated | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Par Value | Deficit | Shares | Amount | Total |
| January 1, 2001 | 9,659 | $ 97 | $52,319 | $(35,976) | – | $ – | $16,440 |
| Issuance of common stock for employee stock purchase plan | 150 | 1 | 110 | – | – | – | 111 |
| Net income | – | – | – | 378 | – | – | 378 |
| December 31, 2001 | 9,809 | 98 | 52,429 | (35,598) | – | – | 16,929 |
| Issuance of common stock for employee stock purchase plan | 149 | 2 | 126 | – | – | – | 128 |
| Issuance of common stock for stock option plan | 10 | – | 13 | – | – | – | 13 |
| Treasury stock purchase | – | – | – | – | 2 | (3) | (3) |
| Net loss | – | – | – | (3,378) | – | – | (3,378) |
| December 31, 2002 | 9,968 | 100 | 52,568 | (38,976) | 2 | (3) | 13,689 |
| Issuance of common stock for employee stock purchase plan | 246 | 2 | 197 | – | – | – | 199 |
| Issuance of common stock for stock option plan | 171 | 2 | 235 | – | – | – | 237 |
| Net loss | – | – | – | (1,506) | – | – | (1,506) |
| December 31, 2003 | 10,385 | $104 | $53,000 | $(40,482) | 2 | $ (3) | $12,619 |

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Operating activities: | | | |
| Net income (loss) | $ 378 | $(3,378) | $(1,506) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Provision for bad debts | 55 | 38 | 150 |
| Provision for inventory obsolescence | 91 | 135 | 200 |
| Depreciation and amortization | 1,050 | 1,087 | 1,309 |
| Loss on disposal of assets | – | 21 | 8 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 504 | (786) | (878) |
| Inventories | (706) | 870 | (1,827) |
| Prepaid expenses | (6) | (414) | 350 |
| Other assets | (117) | (49) | 21 |
| Accounts payable and accrued liabilities | (849) | 731 | 927 |
| Deferred revenue | 875 | 380 | (42) |
| Net cash provided by (used in) operating activities | 1,275 | (1,365) | (1,288) |
| Investing activities: | | | |
| Cash paid in purchase of business, net of cash acquired | – | (1,001) | (79) |
| Purchases of property, plant and equipment | (1,132) | (378) | (1,393) |
| Net cash used in investing activities | (1,132) | (1,379) | (1,472) |
| Financing activities: | | | |
| Borrowings on line of credit | – | 824 | – |
| Proceeds from debt issuances | – | 2,000 | 1,500 |
| Principal payments on debt and capital lease obligations | – | (36) | (892) |
| Issuances of common stock | 111 | 141 | 436 |
| Treasury stock purchased | – | (3) | – |
| Net cash provided by financing activities | 111 | 2,926 | 1,044 |
| Net increase (decrease) in cash and cash equivalents | 254 | 182 | (1,716) |
| Cash and cash equivalents at beginning of year | 3,200 | 3,454 | 3,636 |
| Cash and cash equivalents at end of year | $ 3,454 | $ 3,636 | $ 1,920 |
| Supplemental Disclosure of Cash Flow Information | | | |
| Cash paid during the year for interest | $ 58 | $ 61 | $ 259 |

The accompanying notes are an integral part of these statements.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## NOTE ONE. BUSINESS

Carrington Laboratories, Inc. (the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.

The Company's Medical Services Division offers a comprehensive line of wound management products to hospitals, alternative care facilities, cancer centers and the home health care market. The Company and Medline Industries, Inc. ("Medline") entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company's wound and skin care products (the "Products") in the United States, Canada, Puerto Rico and the U.S. Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which were generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.

The agreement also grants Medline a nonexclusive license to use certain of the Company's trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, "Other Products").

The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales, except that the royalty on certain high volume commodity products will be two percent.

Caraloe, Inc., a subsidiary, markets or licenses consumer products and bulk raw material products. Principal sales of Caraloe, Inc., are bulk raw material products which are sold to United States manufacturers who include the high quality extracts from *Aloe vera* L. in their finished products. Caraloe also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets.

The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development and commercialization of its new proprietary complex carbohydrate (GelSite™ polymer) that the Company is developing for use as a drug and vaccine delivery system.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately held manufacturer of skin and cosmetic products with operations in Carrollton, Texas.

Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for inventory of CBI. In addition, for the five-year period ending in December 2007 the Company agreed to pay CBI an amount equal to 9.0909% of the Company's net sales up to $6.6 million per year and 8.5% of the Company's net sales over $6.6 million per year of CBI products to CBI's transferring customers. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. The Company uses these assets in a substantially similar manner. The Company provides services to these customers through the Caraloe, Inc. development and manufacturing services group. The Company recorded $100,000 for the purchase of equipment and $901,000 for the purchase of customer relationship intangibles in connection with the acquisition.

The Company's products are produced at its plants in Irving, Texas and Costa Rica. A portion of the *Aloe vera* L. leaves used for manufacturing the Company's products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Costa Rica.

## NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS. The Company's policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted.

INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market. The Company records a reserve for inventory obsolescence based on an analysis of slow moving and expired products.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Land improvements, buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases or the estimated lives of the assets, whichever is less.

LONG-LIVED ASSETS. The Company reviews long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There have been no impairment charges recorded in the years presented.

CUSTOMER RELATIONSHIPS. In connection with the CBI acquisition described in Note One, the Company recorded a finite-lived intangible asset of $901,000 for customer relationships acquired. The Company is amortizing this intangible asset over five years, which is based on the estimated life of the customer relationships. Future amounts paid to the sellers based on a percentage of sales of CBI products as described in Note One will be recorded as an expense in the same period the corresponding sales are recorded. The Company recorded expenses of $383,000 in 2003 for royalties due under the agreement. The Company recorded amortization expense of $195,000 in 2003.

DEFERRED REVENUE. Deferred revenue is primarily related to the licensing and royalty agreement with Medline Industries and represents amounts received in excess of amounts amortized to royalty income.

TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations.

REVENUE RECOGNITION. The Company recognizes revenue for product sales at the time of shipment when title to the goods transfers and collectibility is reasonably assured. Royalty income is recognized over the period of the licensing and royalty agreement.

FEDERAL INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment.

FREIGHT COSTS. Shipping costs incurred by the Company are included in the consolidated statement of operations in selling, general and administrative expenses for the years ended December 31, 2001, 2002 and 2003.

STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.* Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the quoted market price of the stock on the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), *Accounting for Stock-Based Compensation* and Statement of Financial Accounting Standards No. 148 (FAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123.* Under the provisions of FAS 123, pro forma compensation expense related to options issued to employees is disclosed based on the fair value of options on the grant date.

The following table (in thousands) illustrates the effect on net income (loss) if the Company had applied the fair value recognition provision of FAS 123 to stock based compensation:

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Net income (loss) (in thousands): | | | |
| As reported | $ 378 | $(3,378) | $(1,506) |
| Less: Stock-based compensation expense determined under fair value-based method | (461) | (331) | (583) |
| Pro forma net loss | $ (83) | $(3,709) | $(2,089) |
| Net income (loss) per share: | | | |
| As reported | $ 0.04 | $ (0.34) | $ (0.15) |
| Pro forma | $ (0.01) | $ (0.38) | $ (0.21) |

Because options vest over a period of several years and additional awards are generally made each year, the pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings or losses for future years.

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include accounts receivable bad debt and inventory obsolescence reserves. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. The carrying value of financial instruments approximates fair value at December 31, 2003 and 2002.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

NEW PRONOUNCEMENTS. The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN 46 addresses the consolidation by business enterprises of variable interest entities whose equity holders have not provided sufficient equity to allow the entity to finance its own activities or whose equity holders lack the essential characteristics of a controlling financial interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions of FIN 46 are effective March 31, 2004 for entities formed before February 2003. The Company anticipates no material effect from the adoption of FIN 46.

NOTE THREE. INVENTORIES

The following summarizes the components of inventory at December 31, 2002 and 2003, in thousands:

| | 2002 | 2003 |
|---|---|---|
| Raw materials and supplies | $1,776 | $3,009 |
| Work-in-process | 624 | 638 |
| Finished goods | 2,565 | 3,048 |
| Less obsolescence reserve | (632) | (735) |
| Total | $4,333 | $5,960 |

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NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2002 and 2003, in thousands:

| | 2002 | 2003 | Estimated Useful Lives |
|---|---|---|---|
| Land and improvements | $ 1,391 | $ 1,391 | |
| Buildings and improvements | 8,984 | 9,286 | 7 to 25 years |
| Furniture and fixtures | 593 | 620 | 4 to 8 years |
| Machinery and equipment | 8,094 | 8,831 | 3 to 10 years |
| Leasehold improvements | 782 | 846 | 1 to 3 years |
| Equipment under capital leases | 197 | 379 | 4 years |
| Total | 20,041 | 21,353 | |
| Less accumulated depreciation and amortization | 9,976 | 10,815 | |
| Property, plant and equipment, net | $10,065 | $10,538 | |

The net book value of property, plant and equipment in Costa Rica at December 31, 2002 and 2003 was $3,716,000 and $3,593,000, respectively.

NOTE FIVE. ACCRUED LIABILITIES

The following summarizes significant components of accrued liabilities at December 31, 2002 and 2003, in thousands:

| | 2002 | 2003 |
|---|---|---|
| Accrued payroll | $ 343 | $ 550 |
| Accrued insurance | 81 | 227 |
| Accrued taxes | 278 | 181 |
| Accrued professional fees | 247 | 197 |
| Other | 307 | 449 |
| Total | $1,256 | $1,604 |

NOTE SIX. LINE OF CREDIT

The Company has a line of credit with Comerica Bank that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (4.0% at December 31, 2003) plus 0.5%. The credit facility with Comerica includes covenants that require the Company to maintain certain financial ratios. The Company was not in compliance with two of the covenant ratios as of December 31, 2003. Comerica has waived the events of noncompliance for the period ended December 31, 2003. If the financial covenants are violated in future periods, Comerica may choose not to waive the violation and require the debt to be due and payable. However, given the Company's good relationship with Comerica and the ability of the Company to obtain waivers currently, and in the past, management believes waivers can be obtained in the future. The Company and Comerica may amend the covenants in the future. As of December 31, 2003 there was $1,587,000 outstanding on the credit line with $713,000 of credit available for operations, net of outstanding letter of credits of $700,000.

NOTE SEVEN. LONG-TERM DEBT

Medline advanced the Company $2,000,000 on December 16, 2002. The amount bears interest at 6.5% and is being repaid by reducing each quarterly royalty payment due from Medline through September 2005 by approximately $200,000. As of December 31, 2003, there was $1,316,000 outstanding on the advance.

In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0%. The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2003, there was $463,000 outstanding on the loan.

In July 2003, the Company received a loan of $1,000,000 from Comerica Bank-Texas under a variable rate installment note with interest and principal to be repaid in monthly installments over five years. The interest rate on the loan is the U.S. Prime Rate plus 0.5%. The loan is collateralized by the Company's accounts receivable and inventory and by a lien on the Company's production facility in Irving, TX. The proceeds of the loan are being used in the Company's operations. As of December 31, 2003 there was $917,000 outstanding on the loan.

The following summarizes annual maturities at December 31, 2003, in thousands:

| | |
|---|---|
| 2004 | $ 989 |
| 2005 | 840 |
| 2006 | 263 |
| 2007 | 267 |
| 2008 | 186 |
| Thereafter | 167 |
| Total | $2,712 |

NOTE EIGHT. COMMON STOCK

SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase common stock at a price equal to the lesser of 85% of the market price of the Company's common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,000,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2003, a total of 871,000 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's common stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted from December 1998 through March 2001 normally vested at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options granted subsequent to March 2001 normally vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of common stock for issuance under this plan. As of December 31, 2003, options to purchase 332,000 shares were available for future grants under the plan.

The following summarizes stock option activity for each of the three years in the period ended December 31, 2003 (shares in thousands):

| | Shares | Price Per Share | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, January 1, 2001 | 1,243 | $ 1.31 to $28.75 | $3.78 |
| Granted | 345 | $ 1.05 to $ 1.37 | $1.17 |
| Lapsed or canceled | (215) | $ 1.25 to $27.00 | $3.94 |
| Balance, December 31, 2001 | 1,373 | $ 1.05 to $28.75 | $3.11 |
| Granted | 375 | $ 1.05 to $ 1.50 | $1.28 |
| Lapsed or canceled | (227) | $ 1.05 to $12.75 | $3.62 |
| Exercised | (10) | $ 1.31 to $ 2.06 | $1.38 |
| Balance, December 31, 2002 | 1,511 | $ 1.05 to $28.75 | $2.58 |
| Granted | 358 | $ 1.58 to $ 4.26 | $2.94 |
| Lapsed or canceled | (73) | $ 1.05 to $10.25 | $1.68 |
| Exercised | (171) | $ 1.05 to $ 4.81 | $1.41 |
| Balance, December 31, 2003 | 1,625 | $ 1.05 to $28.75 | $2.82 |
| Options exercisable at December 31, 2001 | 902 | $ 1.31 to $28.75 | $3.78 |
| Options exercisable at December 31, 2002 | 1,092 | $ 1.05 to $28.75 | $3.12 |
| Options exercisable at December 31, 2003 | 1,326 | $ 1.05 to $28.75 | $2.81 |

The following table summarizes information about stock options outstanding at December 31, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares (In thousands) | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Shares (In thousands) | Weighted Average Exercise Price |
| $27.00 to $28.75 | 8 | 2.2 years | $28.64 | 8 | $28.64 |
| $10.25 to $12.75 | 4 | .5 years | $11.77 | 4 | $11.77 |
| $ 6.00 to $ 8.25 | 94 | 2.9 years | $ 6.74 | 94 | $ 6.74 |
| $ 4.26 to $ 4.81 | 406 | 8.7 years | $ 4.58 | 244 | $ 4.79 |
| $ 2.03 to $ 3.00 | 312 | 5.0 years | $ 2.35 | 312 | $ 2.35 |
| $ 1.05 to $ 1.80 | 801 | 8.9 years | $ 1.37 | 664 | $ 1.39 |
| | 1,625 | 7.3 years | $ 2.82 | 1,326 | $ 2.81 |

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants to employees in 2001, 2002, and 2003, respectively: risk-free interest rates of 5.09%, 3.00% and 4.27%; expected dividend yields of 0%; expected volatility of 89.7%, 105.2% and 89.7% and expected lives of 10 years for 2001 and 5 years for 2002 and 2003. The weighted average fair values of options granted were $0.84, $1.00 and $2.20 in 2001, 2002, and 2003, respectively.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance. At December 31, 2002 and 2003 there were 50,000 warrants exercisable at $3.50 per share. Warrants outstanding at December 31, 2003 had a weighted average remaining contractual life of 0.6 years.

COMMON STOCK RESERVED. At December 31, 2003, the Company had reserved a total of 2,136,000 common shares for future issuance relating to the employee stock purchase plan, stock option plan and stock warrants disclosed above.

NOTE NINE. COMMITMENTS AND CONTINGENCIES

The Company conducts a significant portion of its operations from two office/warehouse/distribution facilities under operating leases. In addition, the Company leases certain office equipment under operating leases and certain manufacturing and transportation equipment under capital leases. Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2003 were as follows, in thousands:

| | Capital Leases | Operating Leases |
|---|---|---|
| 2004 | $136 | $ 860 |
| 2005 | 136 | 862 |
| 2006 | 70 | 831 |
| 2007 | 21 | 775 |
| 2008 | 18 | 667 |
| Thereafter | 19 | 1,505 |
| Total minimum lease payments | 400 | $5,500 |
| Amounts representing interest | (55) | |
| Present value of capital lease obligations | 345 | |
| Less current portion of capital lease obligations | (115) | |
| Obligations under capital lease agreements, excluding the current portion | $230 | |

Total rental expense under operating leases was $666,000, $667,000 and $774,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

From time to time in the normal course of business, the Company is party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company has outstanding a letter of credit in the amount of $600,000 which is used as security on the lease for the Company's laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on a capital lease for equipment.

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NOTE TEN. INCOME TAXES

The tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 were as follows, in thousands:

| | 2002 | 2003 |
|---|---|---|
| Net operating loss carryforward | $14,282 | $ 14,849 |
| Research and development and other credits | 254 | 131 |
| Property, plant and equipment | 333 | 302 |
| Inventory | 399 | 324 |
| Other, net | 92 | 103 |
| Bad debt reserve | 448 | 218 |
| Deferred income | 653 | 639 |
| ACI stock valuation | 204 | 204 |
| Accrued liability | 93 | 36 |
| Less – valuation allowance | (16,758) | (16,806) |
| | $ 0 | $ 0 |

The Company has provided a valuation allowance against the entire net deferred tax asset at December 31, 2002 and 2003 due to the uncertainty as to the realization of the asset.

The provision (benefit) for income taxes for the three years in the period ended December 31, 2003 was offset by changes in the valuation reserve.

At December 31, 2003, the Company had net operating loss carryforwards of approximately $43.6 million for federal income tax purposes, which begin to expire in 2004, and research and development tax credit carryforwards of approximately $386,000, which begin to expire in 2004, all of which are available to offset federal income taxes due in future periods. Net operating loss carryforwards of $2.2 million expired during the year ending December 31, 2003, $1.5 million will expire in the year ending December 31, 2004 and $5.3 million will expire in the year ending December 31, 2005. All other net operating loss carryforwards will expire between the year 2009 and the year 2023. The Company has approximately $28,000 in alternative minimum tax credits which do not expire.

NOTE ELEVEN. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to three customers. Owens & Minor, a customer in the Medical Services segment, accounted for 10% of the Company's net sales in 2001. Sales to Mannatech, Inc., a customer in the Caraloe, Inc., segment, accounted for 30%, 35%, and 36% of the Company's net sales in 2001, 2002 and 2003, respectively. Accounts receivable from Mannatech represented 53% and 47% of gross accounts receivable at December 31, 2002 and 2003, respectively. Sales to Medline Industries, Inc., a customer in the Medical Services segment, accounted for 35%, 34% and 26% of the Company's sales during 2001, 2002 and 2003, respectively. Accounts receivable from Medline represented 25% and 29% of the Company's gross accounts receivable at December 31, 2002 and 2003, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.

Accounts are considered past due after contractual terms (net 30 days) and are written off after extensive collection efforts and nine months time. The following table summarizes the allowance for doubtful accounts activity for the period ended December 31, 2003.

| | Balance at Beginning of Period | Charges to Expenses | Deductions | Balance at End of Period |
|---|---|---|---|---|
| A/R Reserve | $110 | $150 | $79 | $181 |

NOTE TWELVE. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding. In calculating the diluted net income (loss) per share for each of the three years in the period ended December 31, 2003, no effect was given to options or warrants, because the effect of including these securities would have been antidilutive. In 2001 all options and warrants had exercise prices which exceed the average market price of the common stock during the year.

NOTE THIRTEEN. REPORTABLE SEGMENTS

The Company operates in two reportable segments: human and veterinary products sold through its Medical Services Division and Caraloe, Inc., a consumer products subsidiary, which sells bulk raw materials, consumer beverages and nutritional and skin care products. Caraloe also provides product development and manufacturing services to Customers in the cosmetic, nutraceutical and medical markets.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies (Note Two).

Corporate income (loss) before income taxes set forth in the following table includes research and development expenses which were related to the development of pharmaceutical products not associated with the reporting segments. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. The Company's production facility in Costa Rica, which provides bulk ingredients for all segments, and total cash for the Company are included in the Corporate Assets figure.

Reportable Segments (in thousands):

| | Medical Services | Caraloe, Inc. | Corporate | Total |
|---|---|---|---|---|
| 2001 | | | | |
| Sales to unaffiliated customers | $10,400 | $7,194 | $ – | $17,594 |
| Income (loss) before income taxes | 1,333 | 1,121 | (2,076) | 378 |
| Identifiable assets | 12,481 | 1,420 | 7,316 | 21,217 |
| Capital expenditures | – | – | 1,132 | 1,132 |
| Depreciation and amortization | 586 | – | 464 | 1,050 |
| 2002 | | | | |
| Sales to unaffiliated customers | $8,394 | $9,647 | $ – | $18,041 |
| Income (loss) before income taxes | 955 | (2,413) | (1,920) | (3,378) |
| Identifiable assets | 15,006 | 1,960 | 5,193 | 22,159 |
| Capital expenditures | – | – | 378 | 378 |
| Depreciation and amortization | 634 | – | 453 | 1,087 |
| 2003 | | | | |
| Sales to unaffiliated customers | $8,453 | $20,650 | $ – | $29,103 |
| Income (loss) before income taxes | 863 | 641 | (3,010) | (1,506) |
| Identifiable assets | 6,364 | 8,017 | 8,403 | 22,784 |
| Capital expenditures | – | – | 1,393 | 1,393 |
| Depreciation and amortization | 366 | 548 | 395 | 1,309 |

NOTE FOURTEEN. RELATED PARTY TRANSACTIONS

At December 31, 2003, the Company had a 23% interest in a company which was formed in 1998 to acquire and develop a 5,000-acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves, the Company's primary raw material. The Company's initial investment was written off in 1998 and no additional investments have been made or are expected to be made. The Company has no influence on the business or operating decisions of this company. Additionally, $149,500 was collected in 2003 from this company against fully reserved note receivable balances. The Company is accounting for its investment on the cost basis. The Company purchases *Aloe vera* L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $450,000, $468,000 and $1,229,000 in 2001, 2002 and 2003, respectively.

NOTE FIFTEEN. SUBSEQUENT EVENT

On January 5, 2004, a jury trial was held to settle the remaining claims in the legal action entitled Arthur Singer vs Carrington Laboratories, Inc. and Carlton Turner, with the jury finding for the Plaintiff on one claim, awarding $28,162, plus interest for unpaid commissions, and finding for the Defendants on a second claim. The judge dismissed the third claim at the end of testimony, citing lack of sufficient evidence to support Plaintiff's claim. No legal fees or expenses were awarded to the Plaintiff. Total judgment was for approximately $35,000, which has been accrued as of the period ended December 31, 2003.

NOTE SIXTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

The unaudited selected quarterly financial data below reflect the fiscal years ended December 31, 2002 and 2003, respectively.

(Amounts in thousands, except shares and per share amounts)

| 2002 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Revenue | $3,736 | $4,346 | $5,093 | $4,866 |
| Gross margin | 1,145 | 1,472 | 2,042 | 1,643 |
| Net loss | (1,042) | (858) | (541) | (937) |
| Basic and diluted loss per share | $(0.11) | $(0.09) | $(0.05) | $ (0.09) |

| 2003 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Revenue | $6,904 | $7,962 | $7,532 | $6,705 |
| Gross margin | 2,567 | 3,079 | 2,497 | 2,154 |
| Net income (loss) | (298) | 339 | (466) | (1,081) |
| Basic and diluted income (loss) per share | $(0.03) | $ 0.03 | $(0.05) | $ (0.10) |

NOTE SEVENTEEN. OTHER

Commodities or components used in the Company's production processes which can only be obtained from a single supplier could potentially expose the Company to risk of production interruption should the supplier be unable to deliver the necessary materials in a timely manner. The Company utilizes alcohol as a key part of its production process in Costa Rica. The Company engages the services of an alcohol refinery company, located adjacent to its facility, to repurify the alcohol used in its production utilizing a distillation process. The purified alcohol is then returned to the Company's inventory for further use. The Company is unaware of any other providers of this service in Costa Rica. Senior managers from the Company's Costa Rica operations meet regularly with owners and managers of the refinery company to discuss operational issues.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

| Description | Balance at Beginning of Period | Additions: Charged to Cost and Expenses | Additions: Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| **2001** | | | | | |
| Bad debt reserve | $ 98 | $ 55 | $ – | $ 53 | $ 100 |
| Inventory reserve | 441 | 91 | – | 16 | 516 |
| Rebates | 272 | – | – | 272 | – |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 433 | – | – | 37 | 396 |
| **2002** | | | | | |
| Bad debt reserve | $ 100 | $ 38 | $ – | $ 28 | $ 110 |
| Inventory reserve | 516 | 135 | – | 19 | 632 |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 396 | – | – | 19 | 377 |
| **2003** | | | | | |
| Bad debt reserve | $ 110 | $ 150 | $ – | $ 79 | $ 181 |
| Inventory reserve | 632 | 200 | – | 97 | 735 |
| Reserve for Aloe & Herbs non-current notes and investments included in other assets | 377 | – | – | 150 | 227 |

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheet of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index at Item 15(a) for the same period. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Grant Thornton LLP

Grant Thornton LLP

Dallas, Texas
February 20, 2004

## REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheet of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a) for the same periods. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Ernst & Young LLP

Dallas, Texas
February 28, 2003, except for Note Seven
as to which the date is March 10, 2003.

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## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: March 18, 2004

By: /s/ Carlton E. Turner
Carlton E. Turner, Ph.D., D.Sc., President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ Carlton E. Turner<br>Carlton E. Turner, Ph.D., D.Sc. | President, Chief Executive Officer and Director<br>(principal executive officer) | March 18, 2004 |
| /s/ Robert W. Schnitzius<br>Robert W. Schnitzius | Vice President and Chief Financial Officer<br>(principal financial and accounting officer) | March 18, 2004 |
| /s/ Ronald R. Blanck<br>Ronald R. Blanck, D.O. | Director | March 18, 2004 |
| /s/ R. Dale Bowerman<br>R. Dale Bowerman | Director | March 18, 2004 |
| /s/ George DeMott<br>George DeMott | Director | March 18, 2004 |
| /s/ Thomas J. Marquez<br>Thomas J. Marquez | Director | March 18, 2004 |
| /s/ Edwin Meese, III<br>Edwin Meese, III | Director | March 18, 2004 |
| /s/ Selvi Vescovi<br>Selvi Vescovi | Director | March 18, 2004 |

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# CORPORATE INFORMATION

*Directors*
George DeMott
*Chairman of the Board*
Selvi Vescovi
*Chairman of the Executive Committee*
R. Dale Bowerman
*Chairman of the Audit Committee*
Ronald R. Blanck, D.O.
Edwin Meese, III
Thomas J. Marquez
Carlton E. Turner, Ph.D., D.Sc.

*Officers*
Carlton E. Turner, Ph.D., D.Sc.
*President and Chief Executive Officer*
Kenneth M. Yates, D.V.M.
*President, DelSite Biotechnologies, Inc.*
Robert W. Schnitzius
*Vice President and Chief Financial Officer, Treasurer and Secretary*
Walt C. Jones, Sr.
*Vice President, Business Development*
Jose Zúñiga
*Vice President, Operations*

*Executive Offices*
2001 Walnut Hill Lane
Irving, Texas 75038
Telephone: (972) 518-1300

Mailing Address
P.O. Box 168128
Irving, Texas 75016-8128

*Transfer Agent and Registrar*
American Stock Transfer & Trust Company
New York, New York

*Auditors*
Grant Thornton LLP
Dallas, Texas

*Legal Counsel*
Thompson & Knight, P.C.
Dallas, Texas

*Annual Meeting*
The Annual Meeting of Shareholders will be held on Thursday, May 20, 2004, at 8:30 am Central Time at the Las Colinas Country Club, 4900 North O'Connor Road, Irving, Texas 75062. Telephone: (972) 541-1142

*Form* 10-K
**A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request directed to Robert W. Schnitzius, Carrington Laboratories, Inc., P.O. Box 168128, Irving, Texas 75016-8128.**

*Stock Data*
At March 11, 2004, there were 908 holders of record (including brokerage firms and other nominees) of common stock.

The Company has not paid any cash dividends on the common stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

The common stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth high and low closing prices for each of the periods indicated.

| | High | Low |
|---|---|---|
| Fiscal 2002 | | |
| First Quarter | $3.25 | $1.07 |
| Second Quarter | 1.98 | 1.20 |
| Third Quarter | 1.33 | 0.95 |
| Fourth Quarter | 1.11 | 0.71 |
| Fiscal 2003 | | |
| First Quarter | $1.08 | $0.91 |
| Second Quarter | 2.80 | 0.95 |
| Third Quarter | 6.20 | 2.18 |
| Fourth Quarter | 4.68 | 3.35 |

Carrington®



2001 WALNUT HILL LANE
IRVING, TEXAS 75038
972.518.1300

www.carringtonlabs.com

www.aloevera.com

www.manapol.com

www.woundcare.com

www.delsite.com

Carrington helps preserve the
natural resources and rain forest in Costa Rica.